As filed with the Securities and Exchange Commission on November 15, 2002.
Registration No. 333-_____________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

HYPERTENSION DIAGNOSTICS, INC.
(Exact name of registrant as specified in its charter)

MINNESOTA	41-1618036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2915 WATERS ROAD, SUITE 108
EAGAN, MINNESOTA 55121-1562
TELEPHONE: (651) 687-9999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

GREG H. GUETTLER, PRESIDENT
HYPERTENSION DIAGNOSTICS, INC.
2915 WATERS ROAD, SUITE 108
EAGAN, MINNESOTA 55121-1562
TELEPHONE: (651) 687-9999
FACSIMILE: (651) 687-0485

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
GIRARD P. MILLER, ESQ.
LINDQUIST & VENNUM P.L.L.P.
4200 IDS CENTER
80 SOUTH 8TH STREET
MINNEAPOLIS, MINNESOTA 55402
TELEPHONE: (612) 371-3211
FACSIMILE: (612) 371-3207

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ Registration No.          .

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: ☐ Registration No.          .

If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE(1)

		PROPOSED MAXIMUM	PROPOSED MAXIMUM	AMOUNT OF
TITLE OF EACH CLASS OF	AMOUNT TO BE	OFFERING PRICE	AGGREGATE OFFERING	REGISTRATION
SECURITIES TO BE REGISTERED	REGISTERED	PER SHARE(1)	PRICE	FEE(1)

Common Stock, $.01 par value	2,480,000 shares	$.525	$1,302,000	$119.78

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c). The price and fee are based upon the average of the closing bid and ask prices of the registrant’s Common Stock, $.01 par value on November 13, 2002, as reported on The Nasdaq SmallCap Market.

     Pursuant to Rule 429, this registration statement contains a prospectus that covers 3,720,000 shares of Common Stock registered on Registration Statements on Form S-3 (File No. 333-86658 and 333-88152), in addition to the 2,480,000 shares of Common Stock registered hereunder.

     The Registrant hereby amends this registration statement on any date or dates as may be necessary to delay its effective date until the Registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on whatever date the Commission, acting pursuant to said Section 8(a), may determine.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
SUMMARY
Risk Factors
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
BUSINESS
RECENT TRANSACTIONS AND ISSUANCES OF SECURITIES
USE OF PROCEEDS
SELLING HOLDERS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
INDEMNIFICATION
EX-5.1 Opinion/Consent of Lindquist & Vennum PLLP
EX-23.2 Consent of Ernst & Young LLP

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Dated November 15, 2002

Hypertension Diagnostics, Inc.

PROSPECTUS

6,200,000 Shares of Common Stock, $.01 Par Value

•	We entered into a Subscription Agreement dated as of March 27, 2002 (the “Subscription Agreement”) for the issuance of 8% Convertible Notes in the aggregate principal amount of $2,000,000 (the “Notes”) and warrants to purchase 250,000 shares of our Common Stock (the “Investors Warrants”). We issued the Notes and the Investors Warrants to the holders listed below (the “Investors”).

•	In connection with the Subscription Agreement, we also issued a warrant (the “Hyperion Warrant”) to purchase 100,000 shares of our Common Stock to Hyperion Holdings, LLC (“Hyperion”).

•	In connection with our initial engagement of Hyperion Partners Corp. pursuant to an engagement letter dated November 8, 2001 (the “Engagement Letter”), we also issued an aggregate of 10,000 shares of our Common Stock and warrants to purchase an aggregate of 10,000 shares of our Common Stock (the “Engagement Warrants”) to Paul T. Mannion (“Mannion”), Andrew S. Reckles (“Reckles”), Vincent S. Sbarra (“Sbarra”) and Hyperion.

•	In this Prospectus, the Investors, Hyperion, Mannion, Reckles and Sbarra are sometimes referred to collectively as the “Selling Holders.”

•	As of March 27, 2002, the conversion price of the Notes was $2.5072. Therefore, as of March 27, 2002, the Notes could be converted into approximately 797,704 shares of our Common Stock. However, the conversion price is subject to downward adjustment because the closing bid price of our Common Stock has been less than the $2.5072 initial conversion price for 20 consecutive trading days. For the purposes of this Prospectus and pursuant to the Subscription Agreement, we have estimated that we could issue up to 5,830,000 shares of our Common Stock upon conversion of the Notes.

•	This Prospectus covers the sale of an aggregate of 6,200,000 shares of our Common Stock consisting of:

-	5,830,000 shares issuable upon conversion of the Notes

-	250,000 shares issuable upon exercise of the Investors Warrants

-	100,000 shares issuable upon exercise of the Hyperion Warrant

-	10,000 shares issued in connection with the Engagement Letter

-	10,000 shares issuable upon exercise of the Engagement Warrants

The 5,830,000 shares of Common Stock being registered hereby upon conversion of the Notes represents at least twice the number of shares of Common Stock issuable upon conversion of the Notes as of March 27, 2002 and is at least 125% of the number of shares of Common Stock issuable upon full conversion of the Notes as of November 13, 2002. The number of shares of Common Stock which we will actually issue upon conversion of the Notes may be different.

•	We will not receive any of the proceeds from the sale of the securities by the Selling Holders.

•	The Selling Holders may offer the securities at prevailing market prices in public transactions on The Nasdaq SmallCap Market, or in privately negotiated transactions. The Selling Holders may sell the securities through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the Selling Holders may offer the securities for sale. The Selling Holders may sell any, all or none of the securities offered by this Prospectus. No period of time has been fixed within which the securities may be offered or sold.

•	The price of the securities in this offering may not reflect the market price of the securities after the offering.

•	Our Common Stock is quoted on The Nasdaq SmallCap Market under the symbol “HDII.” On November 13, 2002, the last reported sales price of our Common Stock was $.53.

This investment is speculative and involves a high degree of risk.

See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this
Prospectus as accurate or complete. Any representation to the contrary is a criminal offense.

This Prospectus Is Dated November      , 2002

PROSPECTUS

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

     We filed a registration statement on Form S-3 with the U.S. Securities and Exchange Commission (“SEC”) for this offering. This Prospectus does not contain all of the information in the registration statement. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement and our other SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy the registration statement and any other document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Alternatively, you may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We “incorporate by reference” into this Prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus. Information that we file subsequently with the SEC will automatically update this Prospectus. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this Prospectus and before the time that the Selling Holders sell all the securities offered by this Prospectus:

•	Annual Report on Form 10-KSB for the year ended June 30, 2002;

•	Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002; and

•	Current Reports on Form 8-K: (a) dated September 27, 2002 announcing that the Company entered into an Amended and Restated Warrant Agreement with respect to the Company’s Redeemable Class B Warrant to appoint Mellon Investor Services LLC as the warrant agent; (b) dated October 4, 2002 and October 15, 2002 announcing the adjournment of the Special Meeting of Shareholders for lack of quorum; (c) dated October 17, 2002 announcing the extension of the expiration of the Company’s offering of Redeemable Class B Warrants, the extension of the expiration of the Company’s Redeemable Class A Warrant and the reduction in the respective exercise prices of the Company’s Redeemable Class A Warrant and Redeemable Class B Warrant to $1.00; (d) dated October 15, 2002 announcing that the Company had entered into a letter agreement relating to a waiver of certain existing events of default regarding its 8% Convertible Notes due March 27, 2006; and (e) dated October 25, 2002 announcing that the Company’s shareholders had approved Proposal 1: The issuance of Common Stock equal to 20% or more of the outstanding Common Stock of the Company upon (a) conversion of $2,000,000 aggregate principal amount of 8% Convertible Notes due March 27, 2005 and (b) exercise of certain Common Stock Purchase Warrants.

•	The description of our Common Stock in our Registration Statement on Form SB-2, as originally filed on May 19, 1998 (File No. 333-53025), and subsequently amended, including any amendment or report filed for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing to or telephoning us at:

Hypertension Diagnostics, Inc. 2915 Waters Road, Suite 108 Eagan, Minnesota 55121-1562 (651) 687-9999 Attention: Chief Financial Officer

     You may also contact us via our web site at http://www.hdii.com.

     You should rely only on the information included or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with different information. The Selling Holders may only sell these securities if they provide this Prospectus to prospective purchasers. These securities are only being offered in states where the offer is permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the dates on the front of this document. Information on our web site is not a part of this Prospectus.

SUMMARY

     Because this is a summary, it does not contain all of the information that may be important to you. Please read the entire Prospectus and carefully consider among other things the more detailed information appearing elsewhere in this Prospectus and in documents incorporated in this Prospectus by reference, before you decide to invest in our Company.

About Hypertension Diagnostics

     Hypertension Diagnostics, Inc. is engaged in the design, development, manufacture and marketing of proprietary medical devices that it believes non-invasively detect subtle changes in the elasticity of both large and small arteries. Vascular compliance or arterial elasticity has been investigated for many years and clinical studies suggest that a lack of arterial elasticity is an early indicator of vascular disease.

     We are currently marketing two versions of our Product: the HDI/PulseWave™ CR-2000 Research CardioVascular Profiling System and the CVProfilor® DO-2020 CardioVascular Profiling System. We also plan to market the CVProfilor® MD-3000 CardioVascular Profiling System in the near future.

     The CR-2000 Research System is being marketed worldwide, has a medical device CE Mark (CE0123) which allows it to be marketed as a medical device in the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, or monitoring the treatment of patients).

     The CVProfilor® DO-2020 System is being marketed to primary care physicians and other health care professionals on a “per-patient-tested” rental basis. Utilizing our Central Data Management Facility (“CDMF”), we are able to track utilization of the CVProfilor® DO-2020 System in each physician’s office and medical clinic and to invoice our physician customers based on the number of CardioVascular Profile Reports (CVProfile™ Reports) which they generate each month. We anticipate that marketing the CVProfilor® DO-2020 System under a “per-patient-tested” rental program as opposed to a capital sale approach will allow us to accelerate the rate of Product acceptance in the medical marketplace. We also anticipate that this marketing approach should allow physician usage fees to eventually generate the majority of our revenues.

     The CVProfilor® MD-3000 System will provide physicians outside the United States with important cardiovascular parameters, which we believe will provide clinically beneficial information useful in screening patients who may be at risk for future cardiovascular disease, provide assistance to physicians with their diagnosis of patient cardiovascular diseases, and allow for monitoring the effectiveness of various treatments of patients with diagnosed cardiovascular disease. The CVProfilor® MD-3000 System requires that we obtain a CE Mark in order for it to be marketed within European Union countries and will require certain regulatory approval for it to be marketed in other countries throughout the world.

     Our Company was incorporated in 1988 under the laws of the State of Minnesota. Our main office is located at 2915 Waters Road, Suite 108, Eagan, Minnesota 55121-1562. Our telephone number is (651) 687-9999 and our fax number is (651) 687-0485.

The Offering

     This Prospectus covers the sale by the Selling Holders of an aggregate of 6,200,000 shares of our Common Stock consisting of:

-	5,830,000 shares issuable upon conversion of the Notes

-	250,000 shares issuable upon exercise of the Investors Warrants

-	100,000 shares issuable upon exercise of the Hyperion Warrant

-	10,000 shares issued in connection with the Engagement Letter

-	10,000 shares issuable upon exercise of the Engagement Warrants

     The 5,830,000 shares of Common Stock being registered hereby upon conversion of the Notes represents at least twice the number of shares of Common Stock issuable upon conversion of the Notes as of March 27, 2002 and is at least 125% of the number of shares of Common Stock issuable upon full conversion of the Notes as of November 13, 2002. The number of shares of Common Stock which we will actually issue upon conversion of the Notes, if any Note is converted, may be different.

     These securities were issued by us in connection with that certain Engagement Letter dated November 8, 2001 by and between us and Hyperion Partners Corp. or in connection with that certain Subscription Agreement dated as of March 27, 2002 by and between us and the Investors.

Common Stock outstanding as of November 13, 2002	7,253,516
The Nasdaq SmallCap Market Symbol	HDII

Use of Proceeds

     We will not receive any proceeds from the sale of the Common Stock offered by this Prospectus. See “Use of Proceeds.”

Risk Factors

     This investment is speculative and involves a high degree of risk. See “Risk Factors.”

RISK FACTORS

     Purchasing the securities of Hypertension Diagnostics, Inc. is risky. You should be able to bear the complete loss of your investment. If you are considering a purchase of the securities offered by this Prospectus, you should read the entire Prospectus and consider carefully all the information contained in this Prospectus and especially the following risk factors.

Risks Related to This Offering

     Because we fail to meet Nasdaq’s listing requirements, we may be de-listed and our securities may then become illiquid. Our Common Stock and Redeemable Class B Warrants are each listed on The Nasdaq SmallCap Market. On August 27, 2002, we received a notice from The Nasdaq Stock Market, Inc. advising us that because the bid price of our Common Stock was not at least $1.00 for thirty consecutive trading days, we do not meet the requirements for continued listing on The Nasdaq SmallCap Market. The Nasdaq Marketplace Rules provide that we have 180 calendar days, or until February 24, 2003, to regain compliance with the requirement for continued listing relating to the minimum bid price, assuming that we maintain compliance with each of the other requirements for continued listing. Generally, unless otherwise determined by Nasdaq staff, compliance with the minimum bid price requirement can be demonstrated during the 180 calendar day period by our Common Stock maintaining a $1.00 minimum bid price for at least ten consecutive trading days.

     In June 2001, the U.S. Securities and Exchange Commission approved a change in the requirement for continued listing on The Nasdaq SmallCap Market from a minimum $2,000,000 net tangible assets requirement to a minimum $2,500,000 shareholders’ equity requirement. A company that was listed as of June 29, 2001 has until November 1, 2002 to achieve compliance with the new equity requirement, provided it continues to maintain at least $2,000,000 in net tangible assets. As of September 30, 2002, we had shareholders’ equity of $2,011,679, which does not meet the shareholders’ equity requirement for continued listing on The Nasdaq SmallCap Market.

     If we fail to regain compliance with the minimum bid price requirement and the shareholders’ equity requirement or at any time fail to satisfy each of the other requirements for continued listing, our securities will be de-listed from The Nasdaq SmallCap Market. If de-listed from The Nasdaq SmallCap Market, our securities will likely be quoted in the over-the-counter market in the so-called “pink sheets” or the OTC Bulletin Board. In addition, our securities would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to “penny stocks.” These rules require brokers who sell securities that are subject to the rules, and who sell to other than established customers and institutional accredited investors, to complete required documentation, make suitability inquiries of investors and provide investors with information concerning the risks of trading in the security. Consequently, we believe an investor would find it more difficult to buy or sell our securities in the open market. There can be no assurance that any market will continue to exist for our securities, or that our securities may be sold without a significant negative impact on the price per share. Furthermore, the delisting of our Common Stock from The Nasdaq SmallCap Market would constitute a covenant default under the 8% Convertible Notes due March 27, 2005 and would entitle the holders of such Notes to demand repayment of 130% of the then-outstanding principal and interest then remaining unpaid.

     Actual or perceived sales of a significant number of our securities in the public market could adversely affect the price of our securities. As of November 13, 2002, there were 7,253,516 shares of our Common Stock issued and outstanding. All outstanding shares are either freely tradable or eligible for sale under either Rule 144 or Rule 144K.

     In addition, there are 453,018 shares of our Common Stock purchasable through the exercise of our Redeemable Class B Warrant at an exercise price of $1.00 per share and 201,702 shares purchasable through the exercise of outstanding private placement and underwriter warrants at an exercise price of $4.95 per share. There are 368,500 shares of our Common Stock purchasable through the exercise of options granted under our 1995 Long-Term Incentive and Stock Option Plan and 619,680 shares purchasable through the exercise of options granted under our 1998 Stock

Option Plan. An additional 1,813,757 shares of our Common Stock are purchasable through the exercise of other outstanding options and warrants, exercisable at per share exercise prices ranging from $1.50 to $10.00.

     Moreover, we have registered all the shares of our Common Stock purchasable through our 1995 Long-Term Incentive and Stock Option Plan and our 1998 Stock Option Plan. We have also registered all shares purchasable through the exercise of our Redeemable Class B Warrants, 201,702 shares purchasable through the exercise of private placement warrants, and underwriter warrants and 1,706,257 shares purchasable through the exercise of all other outstanding stock options and warrants.

     At any time our Common Stock trades at prices in excess of the exercise or conversion price of the options or warrants, it is possible that the holders of those options and warrants may exercise their conversion or purchase privileges. If any of these events occur, the number of shares of our outstanding Common Stock could increase substantially. This increase, in turn, could dilute future earnings per share, if any, and could depress the market value of our Common Stock.

     We cannot predict the extent to which the dilution, the availability of a large amount of shares for sale, and the possibility of additional issuances and sales of our Common Stock will negatively affect the trading price of our Common Stock or the liquidity of our Common Stock.

     Immediate Need for Additional Capital. We believe that we currently have sufficient funds to meet our anticipated cash needs for working capital and capital expenditures for approximately the next five months following September 30, 2002. In order to continue as a going concern, we need to raise additional funds immediately.

     Currently, we are considering all available alternatives to obtain additional funds. We may seek additional funds through an offering of our equity securities or by incurring additional indebtedness. We cannot assure you that any additional funds will be available or that sufficient funds will be available to us or that funds will be available in a timely way. Further, additional funds may not be available on terms acceptable to us or our security holders. Further, our efforts to raise additional funds may be hampered by covenants and restrictions relating to the Notes and the possibility that our securities may be de-listed from The Nasdaq SmallCap Market due to our failure to comply with the requirements for continued listing. Any future capital that is available may be raised on terms that are dilutive to our security holders. Our business plan and financing needs are subject to change depending on, among other things, demand for repayment by the holders of the Notes, success of efforts to curtail expenses, market conditions, business opportunities and cash flow from operations, if any. If funding is insufficient at any time in the future, our business may be materially harmed and we may be unable to continue our business as a going concern.

Risks Related to Our Business

     We have limited financial resources and need immediate additional financing to continue our business. Our ability to execute our business strategy, including marketing of our Product, placing equipment in physicians’ offices without charge and establishing and maintaining an inventory of System components, depends to a significant degree on our ability to obtain substantial financing immediately. We believe that our working capital will be sufficient to meet our operating needs for approximately the next five months following September 30, 2002. We can give no assurance that these resources will be sufficient to execute the initial marketing of our Product or advance our business strategy to the point where we generate revenue from the use of our Product. Further, we do not expect revenue generated by our Product to be sufficient to meet our capital needs any time during the approximately five months following September 30, 2002.

     Any unforeseen contingencies, including, but not limited to, a default under the Notes, a demand for repayment in the event of any future default, unavailability of third party reimbursement, delayed or limited market acceptance, delays in establishment of distribution channels, shortage of System components or delays in manufacturing will reduce, and could even eliminate, our available capital for operations.

     Currently, we are considering all available alternatives to obtain additional funds. We may seek additional funds through an offering of our equity securities or by incurring additional indebtedness. We cannot assure you that any additional funds will be available or that sufficient funds will be available to us or that funds will be available in a timely way. Further, additional funds may not be available on terms acceptable to us or our security holders. Further, our efforts to raise additional funds may be hampered by covenants and restrictions relating to the Notes and the possibility that our securities may be de-listed from The Nasdaq SmallCap Market due to our failure to comply with the requirements for continued listing. Any future capital that is available may be raised on terms that are dilutive to our security holders. Our business plan and financing needs are subject to change depending on, among other things, demand for repayment by the holders of the Notes, success of efforts to curtail expenses, market conditions, business opportunities and cash flow from operations, if any. Our failure to obtain sufficient additional capital will have a material adverse impact upon our business and may result in our business ceasing to operate as a going concern.

     If we default on the Notes and the Investors demand repayment of the Notes, our ability to continue operations will be materially adversely affected. The Company is bound by various covenants contained in the Subscription Agreement and Notes. It is an event of default under the Notes if the Company violates these covenants. The following events of default have occurred with respect to the Notes:

(a)	the failure of the Company to obtain the approval of its shareholders of the issuance of Common Stock equal to 20% or more of the outstanding Common Stock of the Company upon the conversion of the Notes and exercise of the Investor Warrants on or before the September 27, 2002;

(b)	the failure of the Company to comply with the requirement for continued listing on The Nasdaq SmallCap Market for a period of seven (7) consecutive trading days because the minimum bid price of its Common Stock was less than $1.00; and

(c)	the receipt by the Company on August 27, 2002 of a notice from The Nasdaq Stock Market, Inc. stating that the Company is not in compliance with the requirements for continued listing because of the failure of the Company’s Common Stock to maintain a minimum bid price of $1.00 for a period of thirty (30) consecutive trading days.

     By a letter dated October 15, 2002, each of the Investors has waived the above events of default under the Notes. The waiver only relates to the above events of default. No other events of default are waived.

     The Note holders have also agreed to waive a covenant default, if any such default exists, relating to the Company’s registration of its Common Stock for resale. To secure this waiver, the Company must file a registration statement to register 750,000 additional shares of its Common Stock on or before November 15, 2002. The registration statement of which this Prospectus is a part is being filed to fulfill this condition.

     In June 2001, the U.S. Securities and Exchange Commission approved a change in the requirement for continued listing on The Nasdaq SmallCap Market from a minimum $2,000,000 net tangible assets requirement to a minimum $2,500,000 shareholders’ equity requirement. A company that was listed as of June 29, 2001 has until November 1, 2002 to achieve compliance with the new equity requirement, provided it continues to maintain at least $2,000,000 in net tangible assets. As of September 30, 2002, we had shareholders’ equity of $2,011,679, which does not meet the shareholders’ equity requirement for continued listing on The Nasdaq SmallCap Market.

     Our failure to meet the requirements for continued listing, relating to shareholders’ equity or any other requirement, for a period of seven consecutive trading days is an event of default under the Notes. Receipt by us of a notice from The Nasdaq Stock Market, Inc. of our failure to meet the requirements for continued listing would also be an event of default. Furthermore, the delisting of our Common Stock from The Nasdaq SmallCap Market would constitute an event of default under the Notes. Upon an event of default, an Investor, in its discretion, may demand repayment in cash of the accrued but unpaid interest and 130% of the then-outstanding principal of the Note. While we will attempt to obtain waivers of any event of default, there can also be no assurance that we will successfully obtain a waiver of any future event of default. Our inability to obtain waivers for any event of default under the Notes would have a material adverse effect upon our ability to continue operations. Furthermore, if the Investors demand repayment of the Notes, our ability to continue operations would be materially adversely affected.

     We are presently generating only minimal revenues. We cannot assure you that we will ever be able to generate significant revenues, attain or maintain profitable operations or successfully implement our business plan or current development opportunities. As of September 30, 2002, we had an accumulated deficit of $18,584,770 attributable primarily to research and development endeavors, sales and marketing activities, and general and administrative expenses. Until we are able to generate significant revenue from our business activities, we expect to continue to incur operating losses and will need to find sources of significant, immediate additional capital to offset such losses to continue operations.

     We are marketing three versions of our Product: the HDI/PulseWave™ CR-2000 Research CardioVascular Profiling System, the CVProfilor® DO-2020 CardioVascular Profiling System and the CVProfilor® MD-3000 CardioVascular Profiling System. While we expect the CVProfilor® DO-2020 System to generate the majority of our revenues in the future, to date it has generated only minimal revenues. Marketing and distribution activities have commenced in the U.S., as well as internationally, for the CR-2000 Research System, but the revenue we derive from the CR-2000 has been insufficient to make our operations profitable. The CVProfilor MD-3000 system, the international version of our CVProfilor® DO-2020 System, was released in June 2002 and has likewise generated only minimal revenue.

     The likelihood of our success must be considered in view of the expenses, difficulties and delays that businesses like ours frequently encounter and the competitive environment in which we operate. Our profitability is dependent in large part on gaining market acceptance of our Product, developing distribution channels, maintaining the capacity to manufacture and sell our Product efficiently and successfully, and the continuation of third party reimbursement. We cannot assure you that we will successfully meet any or all of these goals.

     Our success is dependent upon a single product line, the CVProfilor® DO-2020 System. On November 1, 2000, we obtained FDA approval to market the CVProfilor® DO-2020 System. We have developed a plan for the marketing of the CVProfilor® DO-2020 System and expect the CVProfilor® DO-2020 to generate the majority of our revenues. However, we cannot assure you that our marketing plan will be successfully implemented or ultimately generate significant revenues, if any. We have generated only minimal revenue to date from the CVProfilor® DO-2020 System. Further, even if we successfully market the product, we must be able to manufacture a reliable product and deliver that product to our distributor or customer in a timely fashion. Because we lack extensive manufacturing and marketing experience with this Product, we cannot assure you that we will be successful in producing, marketing or placing the CVProfilor® DO-2020 System. We cannot assure you that physicians will use the CVProfilor® DO-2020 System once it is placed in their offices. Because our revenue is based upon a fee charged per-patient-tested, the failure of physicians to use our CVProfilor® DO-2020 System would result in a material adverse effect on our financial results. Moreover, placements of CVProfilor® DO-2020 Systems, and satisfactory utilization by physicians of those systems placed, has taken more time and resources than originally anticipated due to delays in obtaining consistent and satisfactory levels of third party reimbursements to physicians utilizing the CVProfilor® DO-2020 Systems and delays in integrating the CVProfilor® DO-2020 Systems into the clinic operations in which they are placed. Further, while we set a fee per-patient-tested for the CVProfilor® DO-2020 System that we believe is competitive in the market, higher than expected manufacturing, marketing and distribution costs, lower than expected reimbursement levels, lower than expected usage by physicians, and/or other competitive forces may require us to raise or lower our fees or alter our pricing or marketing structure in a manner that could have a material and adverse effect on us.

     Because we have a new product, the uncertainty of market acceptance of our product and/or the clinical application of the technology will affect our business. Our financial performance depends upon the extent to which the respective versions of our Product are accepted by research investigators (regarding the CR-2000 Research System) as being useful, and by physicians and other health care providers as being effective, reliable and safe for use in screening patients for underlying vascular disease (regarding the CVProfilor® DO-2020 System) and for use in screening, diagnosing and monitoring the treatment of patients with vascular disease (regarding the CVProfilor® MD-3000 System). If the CVProfilor® DO-2020 System does not achieve market acceptance due to lack of appropriate third party reimbursement, the failure of arterial elasticity parameters to be perceived as reliable and beneficial, operational problems with the Central Data Management Facility or any other factors which prohibit acceptance by physicians, we will likely be forced to cease operations.

     We are unable to predict how quickly or how broadly any versions of our Product will be accepted by the market, if at all, or if accepted, what the demand for them could be. Achieving market acceptance will require that we educate the marketplace about the anticipated benefits associated with the use of our Product and may also require us to obtain and disseminate additional data acceptable to the medical community as evidence of our Product’s clinical benefits. Because our Product represents a new approach for evaluating vascular disease, there has been a greater reluctance to accept our Product than would occur with products utilizing more traditional technologies or methods of diagnosis. This has resulted, and may continue to result, in longer sales cycles and slower revenue growth than anticipated. We cannot assure you that we will be successful in educating the marketplace about our Product or that available data concerning these benefits will create a demand by the research or medical community for our Product. Furthermore, our Product will be substantially more expensive to operate than the traditional and relatively simple blood pressure testing instrument (that is, the sphygmomanometer). We cannot assure you that physicians will utilize the CVProfilor® DO-2020 System once installed in their offices, or that our services will be profitable to or become generally accepted by these physicians. In addition, our Product is premised on the medical assumption that a loss of arterial elasticity is an indicator of the early onset of vascular disease. While we believe, based on many clinical studies and trials, that the loss of arterial elasticity is indeed an indicator for the early onset of vascular disease, we cannot assure you that our claims will be fully accepted by the medical community, if at all.

     We are dependent upon third party reimbursement and/or direct patient payment for our revenues. Our financial performance depends on the availability of reimbursement, if any, for the cost of medical products and services from government health administration authorities, private health coverage insurers and other payer organizations. Our experience has shown that reimbursement for the cost of associated with the CVProfilor® DO-2020 System a varies significantly by the patient’s medical necessity, by physician, by provider, by geography and by provider coverage plans. We cannot assure you that adequate third party reimbursement will be available for the CVProfilor® DO-2020 System. If we cannot sustain adequate reimbursement from third parties, we would depend upon direct patient payment for our revenues. We cannot assure you that patients will be willing to pay for our Product at prices which will generate revenues for us, if at all. Our inability to obtain third party reimbursement and/or direct patient payment for the CVProfilor® DO-2020 System would have a material adverse effect on our business, financial condition and results of operations.

     We operate in an intensely competitive market. Competition from medical devices that are used to screen patients with cardiovascular disease is intense and likely to increase. We compete with manufacturers of, for example, non-invasive blood pressure monitoring equipment and instruments, and may compete with manufacturers of other non-invasive devices. In addition, our Product will also compete with traditional blood pressure testing by means of a standard sphygmomanometer which is substantially less expensive than our Product. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and more extensive regulatory, manufacturing and marketing capabilities than we do. Many of these competitors offer well-established, broad product lines and ancillary services that we do not offer. Some of our competitors have long-term or preferential supply arrangements with physicians, medical clinics and hospitals and other purchasing organizations which may act as a barrier to market entry for our Product. In addition, other large health care companies or medical instrument firms may enter the non-invasive vascular product market in the future. Competing companies may succeed in developing products that are more efficacious or less costly than any that we may produce, and these companies also may be more successful than we are in producing, marketing or obtaining third party reimbursement for their new or existing products. Competing companies may also introduce competitive pricing pressures that may adversely affect our sales levels and margins. As a result, we cannot assure you that we will be able to compete successfully with existing or new competitors.

     We depend upon sub-assembly contract manufacturers. To date, we have relied on independent contractors for the fabrication of sub-assemblies used in the production of all versions of our Product. For our Product to be financially successful, it must be manufactured in accordance with strict regulatory requirements, in commercial quantities, at appropriate quality levels and at acceptable costs. To date, our Product has been manufactured in limited quantities and not on a large commercial scale. As a result, we cannot assure you that we will not encounter difficulties in obtaining reliable and affordable contract manufacturing assistance and/or in scaling up our manufacturing capabilities. This may include problems involving production yields, per-unit manufacturing costs, quality control, component supply and shortages of qualified manufacturing personnel. In addition, we cannot assure you that we will not encounter problems relating to integration of components if changes are made in the configuration of the present Product versions. Any of these difficulties, as well as others related to these, could result in our inability to satisfy any customer demand for our Product in a cost-effective and efficient manner and therefore would likely have a material adverse effect on our business, financial condition and results of operations.

     We depend upon a limited number of suppliers for several key components. We currently obtain components which are only available from a limited number of suppliers. If in the future we are unable to obtain sufficient quantities of the components that meet our standards of reliability, accuracy and performance, or if we are unable to locate alternative sources of supply for the components in a timely and cost-effective manner, then it would adversely affect our operations. If the components are not available for our needs, our Product may be unavailable to sell to customers, customers may lose confidence in our Products and us, and we may need to make new regulatory applications to reflect changes in Product manufacturing with a new component, if available. If we are unable to obtain an adequate supply of components meeting our standards of reliability, accuracy and performance, we would be materially adversely affected.

     Need to locate new supplier of sensor; failure to obtain this supply could materially affect our business. An integral component of our Product is our proprietary Arterial PulseWave™ Sensor (the “Sensor”). We currently obtain this Sensor through a manufacturing services agreement with Apollo Research Corp., our sole supplier. We have been advised by Apollo Research Corp. that they cannot assure us that they will continue business operations beyond a month-to-month basis. We believe we have an adequate supply of Sensors in our inventory to supply our needs for the immediate future. However, we cannot assure you that the inventory of Sensors will be adequate for our production needs. We are attempting to identify, qualify and place under contract a suitable secondary vendor for supply of this important component.

     In an attempt to mitigate the potential loss of this supplier, we have obtained the agreement and guarantee of the principals of Apollo Research Corp. that they will be personally responsible to provide repair, replacement and warranty services, at reasonable fixed fees, for a period of at least two years following the closure of Apollo Research Corp. in the event that it ceases business operations. Further, they have agreed and have already undertaken efforts to assist us by suggesting substitute vendors who may have the experience and capabilities to fabricate Sensors, by transferring to us the specific technical knowledge necessary and required to fabricate and test Sensors, by providing all current and detailed documentation and technical information required to fabricate Sensors in accordance with our specifications and calibration requirements, and by forwarding to us copies of all Sensor production records, history files, test reports and related records to enable us to certify that the Sensors used in our Products were manufactured, tested, calibrated, maintained and shipped to us in such a manner as to fully comply with all regulatory standards and requirements. The principals have also submitted to us the so-called “know-how” of the technology, procedures and techniques utilized by Apollo Research Corp. to fabricate and manufacture Sensors which includes, as a minimum, troubleshooting and design research, a listing of critical design parameters, product performance within and outside margins of error and the degree or margin of error which can be tolerated in such critical parameters. Finally, the principals and other inventors of the Sensor technology have assigned their rights in several U.S. and foreign patent applications and two issued U.S. patents to us. If in the future we are unable to obtain sufficient quantities of the Sensor from Apollo that meet our standards of reliability, accuracy and performance, or if we are unable to locate alternative sources of supply for the Sensor in a timely and cost-effective manner, then it would adversely affect our operations until new sources of the Sensor became available, if at all. In addition, while the Sensors utilized in prototypes and in initial and ongoing production units of our Product have performed reliably, we cannot assure you that reliable Sensors will be available continuously on a relatively large-scale commercial basis in the future. If the Sensors are not available for our needs, our Product may be unavailable to sell to customers, customers may lose confidence in our Products and our Company, and we may need to make new patent and regulatory applications to reflect changes in Product manufacturing with a new sensor, if available. If we are unable to obtain an adequate supply of Sensors meeting our standards of reliability, accuracy and performance, we would be materially adversely affected.

     We lack established sales and distribution channels. We commenced marketing of the HDI/PulseWave™ CR-2000 Research System during December 1998 and currently have a limited sales force. We commenced marketing of the CVProfilor® DO-2020 System in March 2001 and have yet to generate any significant revenue based on placements of it. We have not yet fully developed a nationwide distribution network for our Product. We cannot assure you that we will be able to develop an effective sales force with the requisite knowledge and skill to fully exploit the sales potential of our Product. We also cannot assure you that our sales force will be able to establish distribution channels to promote market acceptance of, and create demand for, our Product. Even as we enter into agreements with distributors, we cannot assure you that the distributors will devote the resources necessary to provide effective sales and promotional support for our Product. Our ability to expand Product sales will largely depend on our ability to develop relationships with distributors who are willing to devote the resources necessary to provide effective sales and promotional support and to educate, train and service both a sales force and the medical community in its entirety. We cannot assure you that we will be able to accomplish any or all of these objectives. We also cannot assure you that our financial condition will allow us to withstand sales cycles of the length that may be necessary to assure market acceptance for our CR-2000, DO-2020 or MD-3000 Systems.

     Our financial results and the market price of our securities are subject to significant fluctuations, which may affect the price of our securities. Our quarterly results and the market price of our securities may be subject to significant fluctuations due to numerous factors, such as variations in our revenues, earnings and cash flow, the ability to meet market expectations, the availability of Product components, market acceptance, changes in price, terms or Product mix, changes in manufacturing costs or the introduction of new products by us or our competitors. Our inability to successfully market the CVProfilor® DO-2020 System will adversely affect our financial results which may have an adverse effect on the market price of our securities. We cannot assure you that we will ever generate significant revenues or that our revenues or net income will ever improve on a quarterly basis or that any improvements from quarter to quarter will be indicative of future performance. In addition, our expenses are based in part on expectations of future revenues. As a result, expenses may not match revenues on a quarterly basis, and a delay in future revenues would adversely affect our operating results.

     In addition, the stock markets are experiencing significant price and volume fluctuations, resulting from a variety of factors both identifiable and unidentifiable, including general global market conditions, comparative prices of U.S. and foreign currency, changes in the national or global political environment, risk of war or other unrest, public confidence in the stock markets, regulation of or by the stock markets and the performance of certain industries. These significant market price and volume fluctuations result in change in the market prices of the stocks of many companies that may not have been directly related to the operating performance of those companies. These broad market fluctuations may result in the market price of our common stock falling abruptly and significantly or remaining significantly depressed.

     If we do not adapt to rapid technological change, our business will suffer. The medical device market is characterized by intensive development efforts and rapidly advancing technology. Our success will largely depend upon our ability to anticipate and keep pace with advancing technology and competitive innovations. We cannot assure you that we will be successful in identifying, developing and marketing new products or enhancing our existing Product. In addition, we cannot assure you that new products or alternative screening and diagnostic techniques will not be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our Product becoming obsolete before we recover a significant portion of our research, development and commercialization expenses.

     We are subject to product liability exposure and have limited insurance coverage. We face an inherent business risk of exposure to product liability claims in the event that the use of our Product is alleged to have resulted in adverse clinical events. We have obtained a general liability insurance policy that covers potential product liability claims. We cannot assure you that liability claims will not be excluded from these policies, will not exceed the coverage limits of these policies, or that the insurance will continue to be available on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities would have a material adverse effect on our business, financial condition and results of operations.

     The uncertainty of health care reform may have a material impact upon our business. The levels of revenue and profitability of medical device companies may be affected by the efforts of government and third party payers to contain or reduce the costs of health care through various means. In the U.S., there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation’s health care system are likely to have a substantial impact over time on the manner in which we conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

     Failure to effectively manage the growth of our business would have an adverse effect on our business. The execution of our business plan will likely place increasing demands on our existing management and operations. Our future growth and profitability will depend on our ability to successfully attract, train, motivate, manage and retain new employees and to continue to improve our operational, financial and management information systems. We cannot assure you that we will be able to effectively manage any expansion of our business. Our inability to effectively manage our growth could have a material adverse effect on our business, financial condition and results of operations.

     We depend upon key personnel and we must hire and retain qualified personnel to be successful. We are highly dependent on a limited number of key management and technical personnel, particularly our President, Greg H. Guettler, our Executive Vice President and Chief Technology Officer, Charles F. Chesney, D.V.M., Ph.D., R.A.C., and our Senior Vice President, Finance and Administration and Chief Financial Officer, James S. Murphy. We do not have key-person life insurance on Mr. Guettler, Dr. Chesney or Mr. Murphy. The employment agreements of Mr. Guettler, Dr. Chesney and Mr. Murphy have expired by their terms and therefore, such employees are employed at-will by us. Our future success will depend on our ability to attract and retain highly qualified personnel. We compete for qualified personnel with other companies, academic institutions, government entities and organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. We also depend upon consultants for services related to important aspects of our business, such as marketing, regulatory compliance and payer reimbursement. We compete with other companies and organizations for the services of qualified consultants. The loss of key personnel or the availability of consultants, or an inability to hire or retain qualified personnel or consultants, could have a material adverse effect on our business, financial condition and results of operations.

     If we are unable to protect our proprietary technology, our business will suffer. Our success depends, in part, on our ability to maintain patent protection for our Product and processes, to preserve our trade secrets and to operate without infringing the property rights of others. We are the exclusive assignee of eight issued U.S patents, and we have obtained an exclusive license to utilize the intellectual property described within four other U.S. patents from the Regents of the University of Minnesota. Additionally, there are three issued patents (one each by Europe, Hong Kong and Japan) which also describe technology involving our Product and which may offer us some further protection. These fifteen patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. One or more patent applications relating to certain U.S. issued patents are currently pending in Germany, France, Hong Kong and the United Kingdom. The license from the University of Minnesota expires with the term of their patents (currently expected to be during 2016).

     The validity and breadth of claims coverage in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. We cannot assure you that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us. In addition, we cannot assure you that any agreements with employees or consultants will protect our proprietary information and “know-how” or provide adequate remedies in the event of unauthorized use or disclosure of our information, or that others will not be able to develop this information independently. We cannot assure you that allegations of infringement of the proprietary rights of third parties will not be made, or that if made, the allegations will not be sustained if litigated. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation may be necessary to enforce patents issued to us, to protect trade secrets or “know-how” we own, to defend us against claimed infringement of the rights of others or to determine the ownership, scope or validity of our proprietary rights and the rights of others. Any of these claims may require us to incur substantial litigation expenses and to divert substantial time and effort of management personnel. An adverse determination in litigation involving the proprietary rights of others could subject us to significant liabilities to third parties, could require us to seek licenses from third parties, and could prevent us from manufacturing, selling or using our Product. The occurrence of this litigation or the effect of an adverse determination in any of this type of litigation could have a material adverse effect on our business, financial condition and results of operations.

     Beneficial ownership by management and provisions in our articles of incorporation may delay or prevent changes of control or in management. As of November 13, 2002, our officers and directors as a group beneficially owned 18.7% of our outstanding shares. Consequently, they are in a position to influence the outcome of shareholder votes, including the election of directors. In addition, our articles of incorporation provide that our Board of Directors is divided into three classes, with each class elected in successive years for a term of three years. These factors and other provisions in our articles of incorporation could have the effect of delaying or preventing changes of control or in management.

Risks Related to Government Regulation and Legal Uncertainty

     Our business is subject to strict government regulation. Medical devices such as our CVProfilor® DO-2020 System are subject to strict regulation by state and federal authorities, including the Food and Drug Administration (“FDA”) and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (“FDCA”) and related regulations, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

     FDA Regulation. The HDI/PulseWave™ CR-2000 Research CardioVascular Profiling System is intended only for use in clinical research markets, and, therefore, we believe it does not require FDA clearance. The FDA could disagree with our interpretation of the regulations and require a 510(k) submission or PMA application which, if pursued, may involve a protracted submission process, may not be cleared or approved or, if so cleared or approved, may contain significant limitations on the intended uses for which the product is marketed.

     Even though the CVProfilor® DO-2020 System was cleared for marketing in the U.S., FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or “off-label” uses. In addition, the FDA may withdraw product clearances if the CVProfilor® DO-2020 System fails to comply with regulatory standards or if we encounter unforeseen problems following initial marketing. Failure to receive future necessary regulatory clearances or approvals or a lengthy approval process would have a material adverse effect on our business, financial condition and results of operations.

     United States and foreign regulatory requirements. Sales of medical devices outside of the U.S. are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance may be subject to both FDA export permit requirements and, in some cases, general U.S. export regulations. In order to obtain an FDA export permit, we may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. We cannot assure you that foreign regulatory clearances or approvals will be granted on a timely basis, if ever, or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory clearances or approvals.

     Changes in state and federal laws relating to confidentiality of patient medical records could limit our customers’ ability to use services associated with our product. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) mandates the adoption of national standards for the transmission of certain types of medical information and the data elements used in such transmissions to insure the integrity and confidentiality of such information. On December 20, 2000, the Secretary of Health and Human Services promulgated regulations to protect the privacy of electronically transmitted or maintained, individually identifiable health information. We believe that our Products will enable compliance with the regulations under HIPAA and with the final rule under HIPAA adopting standards for electronic healthcare transmissions and code sets to be used in those transmissions. However, we cannot assure you that we will be able to comply with the proposed regulations or final standards in a timely manner or at all. If any of our Products or the services associated with those products, are subject to those regulations, we may be required to incur additional expenses in order to comply with these requirements. We may not be able to comply with them in a timely manner or at all. In addition, the success of our compliance efforts may also be dependent on the success of healthcare participants in complying with the standards. If we are unable to comply with regulations implementing HIPAA in a timely manner or at all, our marketing strategy, the sale of our products and our business could be harmed.

     Further, some state laws could restrict our ability to transfer patient information gathered from our Product. Such restrictions would decrease the value of our applications to our customers, which could materially harm our business. The confidentiality of patient records and the circumstances under which records may be released for inclusion in our CDMF databases are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. In addition to HIPAA, legislation governing the dissemination of medical record information has been proposed at the state level. This legislation may require holders of this information to implement security measures. Such legislation might require us to make substantial expenditures to implement such measures.

     Future regulatory requirements. Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax some requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state and foreign laws and regulations depend heavily on administrative interpretations. We cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect our business, financial condition and results of operations.

     We cannot assure you that we will be able to obtain necessary regulatory clearances or approvals in the United States or internationally on a timely basis, if at all. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

     Regulations extending to our contractors and customers. Our Company and the design and manufacturing vendors with whom we contract are subject to regulation by the FDA relating to the design and manufacture of the CVProfilor® DO-2020 System. This regulation includes, but is not limited to, required compliance with the FDA’s Quality System Regulation (“QSR”) and equivalent state and foreign regulations. Our failure, or the failure of any of these vendors, to comply with applicable regulations may subject us or one or more of the vendors, or the medical device designed and produced for and by us, to regulatory action. A regulatory action could threaten or cut off our source of supply or cause the FDA to order the removal of the CVProfilor® DO-2020 System from the market. While we believe we could locate and qualify other sources to design or manufacture necessary components, supply interruptions in the meantime may have a materially adverse effect on our business, financial condition and results of operations.

     In addition to the regulations directly pertaining to us and our products, many of our potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

     If we fail to meet foreign regulatory requirements, we will not be able to compete internationally. As a part of our marketing strategy, we intend to pursue commercialization of our Product in international markets. Our Product will be subject to regulations that vary from country to country. The process of obtaining foreign regulatory approvals in certain countries can be lengthy and require the expenditure of substantial resources. We cannot assure you that we will be able to meet export requirements or obtain necessary foreign regulatory clearances or approvals for our Product on a timely basis or at all. The facilities and manner in which we operate and do business involve a specific quality system and approach which is presently ISO-9002, EN-46002 and ISO-13488 registered. Our Product has been extensively tested and is entitled to be UL Listed (that is, the CVProfilor® DO-2020 System) or display the CE Mark (that is, CE0123) for the CVProfilor® CR-2000 Research System and the CVProfilor® MD-3000 System. Both the CVProfilor® CR-2000 Research System and the CVProfilor® MD-3000 System conform to European Council Directive 93/42/EEC regarding Medical Devices. Delays in receipt of or failure to receive foreign clearances or approvals, or failure to comply with existing or future regulatory requirements and quality system regulations, would have a material adverse effect on our business, financial condition and results of operations.

     No cash dividends. We have never paid cash dividends and do not anticipate paying any cash dividends on our securities in the foreseeable future. We anticipate that profits, if any, received from operations will be devoted to our future operations.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

     This Prospectus and our public documents to which we refer contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. In addition, we may make forward-looking statements orally in the future by or on behalf of the Company. When used, the words “believe,” “expect,” “will,” “can,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements due to the risks and uncertainties set forth herein under the caption “Risk Factors,” as well as others not now anticipated. These risks and uncertainties include, without limitation, our immediate need for additional capital; our violation of the requirements for continued listing on The Nasdaq SmallCap Market and our ability to comply with each of the other requirements for continued listing; the existence of events of default under our 8% Convertible Notes and the resulting right of the holders of such Notes to demand immediate repayment; our ability to more quickly generate acceptable levels of revenue; the availability of third-party reimbursements for the use of our Products; increased market acceptance of our products; the ability to operate and maintain the Central Data Management Facility (“CDMF”) on a commercial scale; regulatory restrictions pertaining to data privacy issues in utilizing the CDMF; the ability to manufacture our products on a commercial scale and in compliance with regulatory requirements; the availability of integral components for our products; our ability to develop distribution channels; increased competition; changes in government regulation; health care reforms; exposure to potential product liability; and our ability to protect our proprietary technology. We undertake no responsibility to update any forward-looking statement.

     Forward-looking statements involve risks and uncertainties, including those discussed under “Risk Factors,” that could cause actual results to differ materially from those anticipated. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

BUSINESS

Introduction

     Hypertension Diagnostics, Inc. is engaged in the design, development, manufacture and marketing of proprietary medical devices that it believes non-invasively detect subtle changes in the elasticity of both large and small arteries. Vascular compliance or arterial elasticity has been investigated for many years and clinical studies suggest that a lack of arterial elasticity is an early indicator of vascular disease. We are currently marketing three versions of our Product: the HDI/PulseWave™ CR-2000 Research CardioVascular Profiling System, the CVProfilor® DO-2020 CardioVascular Profiling System, and the CVProfilor® MD-3000 CardioVascular Profiling System. The CR-2000 Research System is being marketed worldwide, has a medical device CE Mark (CE0123) which allows it to be marketed as a medical device in the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, or monitoring the treatment of patients). The CVProfilor® DO-2020 System is being marketed to primary care physicians and other health care professionals on a “per-patient-tested” rental basis. Utilizing our Central Data Management Facility (“CDMF”), we are able to track utilization of the CVProfilor® DO-2020 System in each physician’s office and medical clinic and to invoice our physician customers based on the number of CardioVascular Profile Reports (CVProfile™ Reports) which they generate each month. We anticipate that marketing the CVProfilor® DO-2020 System under a “per-patient-tested” rental program as opposed to a capital sale approach will allow us to accelerate the rate of Product acceptance in the medical marketplace and should allow physician usage fees to eventually generate the majority of our revenues. The CVProfilor® MD-3000 System (the international version of the CVProfilor® DO-2020) is designed to provide physicians outside the United States with important cardiovascular parameters which we believe provide clinically beneficial information useful in screening patients who may be at risk for future cardiovascular disease, provide assistance to physicians with their diagnosis of patient cardiovascular diseases, and allow for monitoring the effectiveness of various treatments of patients with diagnosed cardiovascular disease. The CVProfilor® MD-3000 System has a medical device CE Mark that allows it to be marketed within European Union countries.

Background

Vascular Disease

     Disease of the blood vessels (that is, vascular disease) is the leading cause of death and a primary cause of heart attacks and strokes in the United States. Vascular disease can manifest itself in many ways, including: hypertension or high blood pressure, coronary artery disease (leading to heart attacks), peripheral artery disease, arteriosclerosis or atherosclerosis (plaque which progressively occludes arteries), aneurysm, cerebrovascular disease (stroke), kidney failure, retinopathy and even sudden death. According to 1998 estimates by the American Heart Association (“AHA”), 61 million Americans have one or more forms of cardiovascular disease with hypertension or high blood pressure being the leading cardiovascular disease. Coronary artery disease, the second largest form of cardiovascular disease, affects 12.4 million people residing in the U.S. and is the nation’s number one killer. Stroke affects 4.5 million Americans and is ranked number three. According to the AHA, approximately 50 million adult U.S. citizens (that is, about 25% of the adult population) have been diagnosed with hypertension, typically defined as blood pressure measuring greater than 140 millimeters of mercury (“mmHg”) systolic pressure and/or greater than 90 mmHg diastolic pressure. Nearly 75% of these hypertensive individuals (or some 37.5 million) are not properly being treated for their vascular disease and thus face significantly increased risk for advanced heart and kidney disease and the occurrence of strokes. According to The Johns Hopkins White Papers on Hypertension (1998), an additional 30 million U.S. adults are estimated to have “high-normal hypertension” (sometimes referred to as “borderline hypertension”) which is defined as a blood pressure reading at or slightly above 130/85 mmHg. These individuals are twice as likely to develop hypertension and they have a much greater risk of cardiovascular events than people with lower or normal blood pressure levels. In fact, high-normal hypertension is so common in the U.S. that the majority of cardiovascular events attributable to high blood pressure actually occur in people who demonstrate this condition.

     Hypertension can easily go undetected and has been called the “silent killer” because it usually produces no clinical symptoms until after it has already seriously damaged the heart, kidneys, brain and/or other vital organs. Elevated blood pressure indicates that the heart is working harder than normal, putting both the heart and the arterial system under greater stress and strain. Over time, the arteries become scarred, hardened and less elastic, thereby accelerating the process of arteriosclerosis and atherosclerosis, and leaving one more susceptible to heart attacks, strokes, kidney failure and eye damage. According to an article in the Archives of Internal Medicine (March 24, 1997), high blood pressure is of particular concern to older adults, because it gradually increases with age, and therefore is present in more than half of all U.S. citizens 60 years of age or older. The seriousness of this problem increases, as the population as a whole grows older, because individuals with sustained high blood pressure have an increased overall death rate from stroke, heart attack and kidney disease. According to the American Heart Association 2001 Heart and Stroke Statistical Update, 90% to 95% of individuals with hypertension have no specific cause identified. However, researchers have recently discovered that hypertensive patients may not efficiently produce or release sufficient amounts of nitric oxide (“NO”). Manufactured by endothelial cells lining the walls of arteries, scientists believe the presence of normal amounts of NO allows blood vessels to dilate and be more flexible or elastic and thus lower blood pressure. A deficiency of NO leads to chronically constricted arteries throughout the body.

     Hypertension is a deadly disease that damages both large and small arteries, leading to pathological changes in the tissues and organs supplied by these damaged arteries. It accelerates the development of atherosclerosis (that is, the formation of plaque and the accumulation of fatty deposits lining the walls of arteries which affect blood flow) in most large blood vessels as well as in the arteries supplying blood to the brain, heart, kidneys and legs. Atherosclerotic plaques can cause mini-strokes (that is, transient ischemic attacks) due to diminished blood flow (ischemia) to parts of the brain; angina or chest pain from partly obstructed coronary or heart arteries; or severe discomfort and pain in the leg muscles when walking (as a result of poor blood supply to the legs referred to as peripheral arterial disease). Blood clots, which tend to occur at the sites of atherosclerotic narrowing, can also totally block an artery and cause a stroke or heart attack.

     Atherosclerosis begins in the wall of the artery with an initial abnormality or dysfunction in the lining of the arterial wall called the endothelium. The endothelium helps to maintain the flexibility or elasticity of the artery and normally inhibits the accumulation of lipid and cellular deposits on the wall of the artery. Abnormal function of the endothelium and the associated structural changes in the wall result in a progressive loss of elasticity of the small arteries. Detection of this loss in elasticity can identify individuals with abnormal arterial structure and function often long before plaque formation can cause morbid cardiovascular events (such as heart attacks or strokes). Further, demonstration of normal arterial structure and function might suggest that an individual does not have early atherosclerosis and therefore may not need aggressive risk factor management, even despite poor life styles such as obesity, smoking or inactivity.

     A number of risk factors associated with atherosclerosis have been identified and they include: elevated blood pressure, elevated cholesterol level, smoking, diabetes, family history of atherosclerosis, dietary factors and/or poor lifestyle factors. Clinical events associated with atherosclerosis, including heart attacks (also known as “myocardial infarctions”), strokes, angina (that is, chest pain due to myocardial ischemia or loss of oxygenation of the heart muscle), peripheral vascular ischemia (known as “claudication”) and renal failure are all late manifestations of the disease typically as a result of plaque formation leading to decreased blood flow. The absence of a simple, clinically applicable method to detect the presence of atherosclerosis prior to plaque obstruction of arterial lumens (that is, the inner space in the blood vessel through which blood flows) has led to widespread efforts to identify all individuals in the U.S. exhibiting the risk factors and to aggressively intervene by attempting to modify lifestyles and to provide medical therapy including surgical procedures and chronic medication. The problem with this approach is two-fold: (a) patients without traditional risk factors will not be identified even though up to half of the atherosclerotic clinical events occur in such individuals; and (b) patients who have one or more risk factors may be subjected to intensive and prolonged therapy even though they may not have the atherosclerotic process which the therapy is designed to inhibit.

     About 16 million U.S. adults suffer from diabetes (60% of them women), a number that the American Diabetes

Association (“ADA”) predicts will increase by one million people per year. An estimated 60-65 percent of people with diabetes have high blood pressure and cardiovascular disease is the major cause of diabetes-related deaths. The diabetic state, it seems, greatly increases the risk of vascular disease and coronary heart disease (“CHD”). According to The Johns Hopkins White Papers on Coronary Heart Disease, 2001, there is growing evidence that even non-diabetic individuals with moderately elevated fasting blood glucose levels are at increased risk for CHD. Even careful control of blood glucose levels with dietary and drug therapy does not completely eliminate the increased risk of CHD associated with diabetes. The ADA states that people with diabetes are 2 to 4 times more likely to have hypertension, and 2 to 4 times more likely to experience a stroke. As a result of the vascular damage caused by diabetes, cardiovascular disease accounts for 75 percent of all diabetes-related deaths. Recent scientific studies have shown that the loss of small artery elasticity is related to the duration of insulin dependence, suggesting that arterial elasticity may be a useful tool in risk-stratifying the diabetic patient population.

     Increasingly, scientists have also recognized that certain cardiovascular disease risk factors cluster together in particular types of people who exhibit excessive fat tissue in their abdominal region, who show glucose intolerance, who have high triglycerides and LDL cholesterol levels, and who have high blood pressure. This condition has been referred to as Syndrome X or “metabolic syndrome.” Syndrome X has been observed at a high incidence in patients with diabetes and hypertension.

The Clinical Problem

     Cardiovascular specialists spend considerable effort on evaluating heart function, including the clinical use of electrocardiograms (ECGs), echocardiograms and stress tests, but have been unable to assess the functional and structural abnormality of the arteries prior to the late phase of arterial obstruction. Blood pressure measurement is a very insensitive, nonspecific and unreliable means of assessing the condition of the arteries. Traditionally, a patient’s arterial blood pressure is obtained clinically by using a sphygmomanometer (that is, a blood pressure cuff device) which involves placing an inflatable rubber bladder or cuff on the patient’s upper-arm which is pressurized to occlude blood flow. As the cuff pressure is slowly reduced, particular sounds are generated in the artery below the cuff and these can be heard by a health care professional using a stethoscope placed over the artery. The initial occurrence of sound as the cuff is deflated reflects the “systolic blood pressure” or the highest pressure generated during the heart’s contraction, and the pressure at which the sounds disappear is taken as the “diastolic blood pressure,” or the lowest pressure reached before the next heart beat.

     Although an elevated blood pressure is associated with a higher risk for cardiovascular events, the elevated blood pressure is not the disease, but merely a relatively crude marker for the likelihood of disease. Furthermore, blood pressure itself is highly variable from moment to moment and day to day in almost all individuals. Thus, measurement of ambulatory blood pressure throughout a 24 hour period (that is, at 10 to 15 minute intervals) provides a somewhat more complete assessment of blood pressure, but it is a rather cumbersome, uncomfortable and expensive technique, and it does not identify disease in the blood vessels. Elevated serum cholesterol levels, especially an increase in the low-density lipoproteins/high-density lipoproteins (“LDL/HDL”) ratio, also are associated with a higher risk for morbid cardiovascular events, but this measurement does not identify blood vessel disease directly. Instead, a high LDL/HDL ratio is yet another risk factor (such as smoking or lack of exercise) that might increase the risks associated with blood vessel disease. Thus, all of the current clinical methods in routine use by physicians to identify individuals with a potential for cardiovascular disease involve methods which are insensitive and nonspecific in detecting the blood vessel disease that often leads to morbid cardiovascular events such as heart attacks and strokes.

The Company’s Solution

     The traditional systolic-diastolic cuff method for measuring blood pressure provides the physician with very limited clinical information about the patient’s vascular health. In contrast, our Product captures blood pressure waveform data produced by the beating heart and analyzes it in order to provide an assessment of systemic arterial elasticity for both large and very small arteries. When the aortic valve closes after the heart has ejected a volume of blood (that is, the stroke volume of blood ejected as part of every heart beat), the decay or decrease of blood pressure within the arteries prior to the next heart beat forms a pressure curve or waveform which reflects the degree or amount of arterial elasticity. Subtle changes in arterial elasticity introduce changes within the entire arterial system that are reflected in this blood pressure waveform or shape. Our Product incorporates patented and proprietary software programs and algorithms which analyze the contour or shape of the blood pressure waveform so that the arterial elasticity can be determined. The degree of arterial flexibility or elasticity is related to the condition of the blood vessels, and with declining elasticity comes an increase in the incidence of vascular disease. Such changes in the function and/or structure of the arterial wall precede the development of overt coronary artery disease, and the “premature stiffening” of the small and very small arteries (the C2 elasticity index) appears to be an early and sensitive clinical marker for cardiovascular disease.

     Incorporating the physiological phenomena associated with blood pressure waveforms and their analysis, Drs. Jay N. Cohn and Stanley M. Finkelstein, Professors at the University of Minnesota Medical School in Minneapolis, and two of our Company’s founders, developed a clinically useful procedure in the early 1980’s for determining a measure of elasticity for both large and small arteries. Their initial technique involved placing a small diameter catheter connected to a pressure transducer into a patient’s peripheral artery in order to obtain a blood pressure waveform that could be analyzed using a modified Windkessel model (that is, a well-established mathematical model which describes the circulatory system in terms of an electrical circuit and which defines pressure changes during the diastolic phase of the cardiac cycle).

     This “blood pressure waveform” or “pulse contour analysis” methodology provides an independent assessment of the elasticity or flexibility of the large arteries which expand briefly as they act as conduits for blood ejected by the heart, and of the small and very small arteries (that is, the arterioles) which produce oscillations or reflections in response to the pressure wave generated during each heart beat.

     Clinical investigators have been able to demonstrate a reduction in arterial elasticity in patients who have no clinical evidence of traditional risk factors, suggesting that “premature arterial stiffening” is one of the earliest changes or markers for the presence of underlying vascular disease. Further, clinical research data published globally has shown that patients with heart failure, coronary artery disease, hypertension and diabetes all exhibit a loss or reduction of arterial elasticity. These blood vessel changes often precede overt signs of cardiovascular disease and the occurrence of a heart attack or stroke by many months and even years. Clinical investigators have also identified an age-related loss of elasticity of both the large and small arteries which seems to be part of the “normal aging process” as well as a slight difference in these elasticity indices based on gender.

The Product

     Although the aorta and large arteries can be readily visualized by various medical techniques such as radiology (that is, taking X-ray photographs), magnetic resonance imaging (“MRI”), computerized tomography (“CT”) scans and ultrasonography (that is, using ultrasound waves to visualize large arteries), we believe that the methodology incorporated into our Product is the first and only clinically applicable and relatively inexpensive approach which can evaluate the elasticity of the small and very small arteries or arterioles. It seems that these very small arteries are the first blood vessels to become altered with hypertension and other cardiovascular diseases. For this reason, we sought an easy to use, non-invasive clinical solution that could assess the status of these very small blood vessels.

     Our Product includes an innovative and unique, patented and proprietary software-based medical device system which incorporates procedures that painlessly and non-invasively collect 30 seconds of blood pressure waveform data from the patient. The Product analyzes this data by means of an embedded computer and then generates a CardioVascular Profile Report or CVProfile™ Report using an external printer. The Report contains several clinically useful parameters which permit a physician to screen patients for underlying vascular disease. All versions of our Product consist of four primary components: (a) a custom designed, non-invasive Arterial PulseWave™ Sensor which is positioned over the radial artery at the wrist by means of a special apparatus; (b) an upper-arm blood pressure cuff connected via a hose to an oscillometric blood pressure module within the device; (c) a device enclosure which contains a computer, a high resolution touch-screen display and other electronics and software programs; and (d) an external printer.

Product Versions

     We currently have designed, developed and are marketing three versions of our Product.

HDI/PulseWave™ CR-2000 Research CardioVascular Profiling System

     The CR-2000 Research System, first promoted during December of 1998, is currently being marketed worldwide. It has a medical device CE Mark (CE0123) which allows it to be marketed throughout the European Union and it is being marketed “for research purposes only” in the U.S. (that is, not for screening, diagnosing, or monitoring the treatment of patients). The CR-2000 Research System non-invasively collects 30-seconds of blood pressure waveform data, performs an analysis of the digitized blood pressure waveforms, and generates a Research CardioVascular Profile Report that contains 15 cardiovascular parameters (some report parameters are displayed on the screen and the entire report is generated by an external printer). An electronic RS-232 computer output port is standard on all CR-2000 Research Systems so that research scientists and clinical investigators can download the Research CardioVascular Profile Report parameters and waveform data directly to computer systems within their medical centers and research institutions.

     The CR-2000 Research System is being marketed worldwide to pharmaceutical firms, research investigators at academic medical research centers, and government institutes conducting a wide range of cardiovascular disease research. These organizations are in the business of gathering cardiovascular data from human research subjects non-invasively. Because the CR-2000 Research System has been given a medical device CE Mark in Europe, it is also being marketed for clinical use with patients by physicians in the European Union. Five drug manufacturers have permitted the public disclosure of their use of our HDI/PulseWave™ CR-2000 Research CardioVascular Profiling System in their multi-site clinical research trials: Alteon, Inc.; AstraZeneca, LP; Parke-Davis; Pfizer, Inc. and Solvay Pharmaceuticals, Inc. Our patented and proprietary vascular profiling technology is also being used by the National Institutes of Health/National Heart, Lung, and Blood Institute (“NIH/NHLBI”) for their Multi-Ethnic Study of Atherosclerosis (“MESA”) research trial. The MESA trial is a prospective clinical study attempting to identify clinically useful markers or parameters for predicting cardiovascular disease. The trial has been designed to be a 10-year investigation of more than 6,000 men and women of many ethnic backgrounds residing throughout the U.S.

CVProfilor® DO-2020 CardioVascular Profiling System

     The CVProfilor® DO-2020 System is being marketed to U.S. physicians and other health care professionals as a medical device which offers the accurate measurement of blood pressure (systolic, diastolic and mean arterial pressure), heart rate, pulse pressure, body surface area, body mass index, and both C1-large and C2-small artery elasticity indices. A CVProfile™ Report containing these parameters is immediately printed in the physician’s office using the printer provided as part of the System. The indications of arterial elasticity can be used as an initial clinical screening to determine if patients have potential underlying vascular disease that might require more specific diagnostic evaluation. A brief medical history of the patient is recorded by the user of the System and an internal modem telephonically transmits this history and all of the CVProfile™ Report results via a toll-free telephone number to our Central Data Management Facility (“CDMF”) located in our corporate offices in Eagan, Minnesota.

     Our CDMF is presently capable of handling 48 simultaneous telephonic transmissions from CVProfilor® DO-2020 Systems placed in physicians’ offices. It has been designed to be readily expandable as required to meet increased traffic in the future. These transmissions are immediately and seamlessly integrated with our customer tracking, billing and clinical database systems resident within the CDMF. Our CDMF is currently capable of storing cardiovascular profile information on hundreds of thousands of patients from different age groups and with different disease states as tested by physicians across the U.S. Although the CDMF has yet to be fully stress tested under maximum load conditions, we believe that it is completely operational. We also believe that such a database may prove beneficial to physicians by: archiving patient profile reports and being able to provide duplicate copies of misplaced reports; trending and generating graphic and tabular reports of individual patient profile results over time; enhancing the accuracy of risk factors for CVProfile™ Report parameters; and providing continuity of CVProfile™ Report information for patients who may have been seen over a period of time by several physicians in different parts of the U.S. Further, the receipt of a patient’s profile results at our CDMF triggers an accounting event for the purpose of automatically preparing invoices for physicians based on our marketing model of charging on a “per-patient-tested” basis.

     In the future, we may explore the possibility of offering an Internet link to physicians and other health care professionals (with appropriate security protection) via our web site, thereby allowing physicians to make direct inquiries into the CDMF database concerning their patients’ records.

     On November 1, 2000, the FDA granted us 510(k) clearance to market the CVProfilor® DO-2020 System in the U.S. The CVProfilor® DO-2020 System is currently being promoted to physicians specializing in internal medicine, general and family practice, cardiology, endocrinology, nephrology and to other primary care physicians throughout the U.S. Because the CVProfilor® provides indices of a patient’s arterial elasticity, we believe that it can assist physicians in risk-stratifying hypertensive, diabetic and dyslipidemic patients as well as screening patients for the presence of underlying vascular disease with more reliability than any other method currently available. With the CVProfilor® DO-2020 System, physicians have a simple, painless, risk-free and non-invasive procedure easily used in their medical offices and clinics to obtain clinically useful information on the cardiovascular status of patients. We also believe that such information is of assistance to physicians and other health care providers in support of their efforts to identify individual patients at risk for developing cardiovascular disease and/or morbid events. We expect that “per-patient-tested” physician billings as derived from the CVProfilor® DO-2020 System will eventually generate the majority of our revenue.

     The CVProfilor® DO-2020 was launched late in the 3rd Quarter of fiscal year 2001 (March 2001) and had its first reported revenue in the 1st Quarter of fiscal year 2002 which ended September 30, 2001. Reductions in comparative revenue between fiscal year 2001 and fiscal year 2002 relate to our planned conversion from capital sales of our HDI/PulseWave™ CR-2000 Research System in fiscal year 2001 to our “per-patient-tested” rental revenue model associated with physician use of our FDA cleared CVProfilor® DO-2020 System in fiscal year 2002. Although we are attempting to maintain a balance in marketing the HDI/PulseWave™ CR-2000 on a capital sales basis with the CVProfilor® DO-2020 on a “per-patient-tested” basis, we expect that our “per-patient-tested” marketing of the CVProfilor® DO-2020 will ultimately produce the majority of our revenue.

     The CVProfilor® DO-2020 System utilization continues to gain momentum as do System placements which totaled 107 in the quarter ended June 30, 2002. As of June 30, 2002, the CVProfilor® DO-2020 was being used in 23 states throughout the U.S. and our distribution network consisted of four direct sales employees and 9 U.S. independent representative organizations.

     Of the 23 States in which the CVProfilor® DO-2020 is being utilized, doctors in 11 states have confirmed reimbursement. Reimbursement will always vary considerably by the patient’s medical necessity, by physician, by provider, by geography and by provider coverage plans, making the process of obtaining reimbursement for the CVProfilor® DO-2020 by current physician customers an important component of our Product launch. We continue to devote considerable effort into activities such as payer advocacy and coding clarification directed at long-term reimbursement in our target markets. We employ consultant reimbursement specialists who assist physicians with the ongoing process of insurance billing procedures in an attempt to facilitate reimbursement coverage and payment on a nationwide basis.

CVProfilor® MD-3000 CardioVascular Profiling System

     An international version of our physician use Product, the CVProfilor® MD-3000, was introduced at the combined meeting of the 19th Scientific Meeting of the International Society of Hypertension (“ISH”) and the 12th European Meeting on Hypertension (“ESH”), during June 23-27, 2002 in Prague, Czech Republic.

     The CVProfilor® MD-3000 System is CE Marked and is designed for use in physicians’ offices outside the United States to non-invasively assess the health of patients’ large and small arteries for the early detection and management of vascular disease. We believe that the CVProfilor® MD-3000 System improves patient care by allowing physicians to detect a premature loss of arterial elasticity in the microvasculature, by providing new clinical information on the cardiovascular health of patients, by expanding vascular disease assessment to include teens and young adults, by monitoring the effects that cardiovascular drugs have on vascular elasticity, and by establishing a baseline for vascular disease risk. Cardiovascular disease is the leading cause of death in the European Union and we believe that the CVProfilor® MD-3000 is the first and only vascular disease assessment tool which measures the elasticity of the small arteries — the first blood vessels to show signs of vascular disease.

     Similar to the CVProfilor® DO-2020 System, the CVProfilor® MD-3000 System provides physicians with the ability to immediately print a CVProfile™ Report in their office containing patient specific information on blood pressure (systolic, diastolic and mean arterial pressure), heart rate, pulse pressure, body surface area, body mass index, and both C1-large and C2-small artery elasticity indices. Due to fundamental differences in physician reimbursement, patient data transfer regulations and telephone communication technologies, the CVProfilor® MD-3000 System is being marketed to physicians as a capital purchase item and does not contain technology which allows the telephonic transmission of data to a Central Data Management Facility.

     Products to be marketed in the European Union (“EU”) require a medical device CE Mark (with conformance to Council Directive MDD 93/42/EEC), and the CVProfilor® MD-3000 has such a CE Mark (CE0123). Other countries have similar requirements based on conformance to quality standards consistent with our ISO-9002, EN-46002 and ISO-13488 certification and/or the FDA’s Quality System Requirements (“QSR”) regulations.

CardioVascular Profile (CVProfile™) Report

     The CardioVascular Profile or CVProfile™ Report currently generated by the CR-2000 Research System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (expressed in mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/minute), Estimated Cardiac Ejection Time (milliseconds), Estimated Stroke Volume (ml/beat), Estimated Stroke Volume Index (ml/beat/meter squared), Estimated Cardiac Output (Liters/minute), Estimated Cardiac Index (L/min/meter squared), Large Artery Elasticity Index (ml/mmHg x 10), Small Artery Elasticity Index (ml/mmHg x 100), Systemic Vascular Resistance (dyne•sec•cm-5), and Total Vascular Impedance (dyne•sec•cm-5).

     The CardioVascular Profile or CVProfile™ Report currently generated by the CVProfilor® DO-2020 System and the CVProfilor® MD-3000 System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (expressed in mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/minute), C1-Large Artery Elasticity Index (ml/mmHg x 10), and C2-Small Artery Elasticity Index (ml/mmHg x 100).

The Advantages: Potential Beneficial Medical Outcomes for Patients and Payers

     Basic and applied research findings suggest that the arterial elasticity indices can be used to determine the “clinical age” of the body’s arteries and that these values, when viewed in combination with a medical history, physical examination and/or other tests, may provide a meaningful picture of the vascular health for patients of about 10 years of age and older. The C1-large and C2-small artery elasticity indices are of particular clinical importance in such evaluations. These indices indicate the elasticity or flexibility of the patient’s arteries throughout the body, which we believe to be beneficial in assessing vascular disease. These indices also provide valuable information to physicians in screening patients who may be at risk for underlying vascular disease and thereby may have a potential for future life-threatening cardiovascular events.

     During the last several years, clinical research investigators have evaluated hundreds of “normal” subjects as well as more than 500 patients with cardiovascular disease. They have summarized their data in order to establish the approximate “reference range” for arterial elasticity and other cardiovascular parameters. Patients with normal blood pressure values have been identified who exhibit “premature stiffening” of their small and very small arteries or arterioles. Without the benefit of a CVProfile™ Report, such patients would be considered “clinically normal and asymptomatic.” Thus, we believe that the CVProfilor® DO-2020 System and the CVProfilor® MD-3000 System may help physicians identify such patients and encourage them to modify their lifestyle and/or intervene therapeutically (that is, prescribe medication) much earlier in the progression of cardiovascular disease.

     Further, we believe that there may be an advantage to using the CVProfilor® DO-2020 System and the CVProfilor® MD-3000 System to clinically evaluate high-normal hypertensive patients in order to decide who requires immediate and aggressive treatment versus those who might merely need to be monitored on a periodic basis. This would be an important clinical distinction which cannot be easily determined in medical practice today. Some patients, therefore, are being treated needlessly despite cost containment concerns and despite the potential for drug side effects (such as liver dysfunction and sexual impotence). Further, it is possible that many other patients with normal blood pressure readings who should perhaps be treated for a latent hypertensive condition of their arteries, are being misdiagnosed, thereby leaving them at risk for progressive and severe cardiovascular disease.

     We believe that arterial compliance or elasticity is becoming an increasingly important clinical parameter in the treatment of cardiovascular disease. According to an article authored by Stephen P. Glasser, M.D. et al. in the Journal of Clinical Pharmacology (1998), a drug’s effect on arterial compliance (distinct from the drug’s effect on blood pressure and/or vessel size, both important and interrelated parameters in regard to compliance) is potentially an important consideration in selecting optimal drug therapy because many cardiovascular drugs exert their primary and secondary effects on cardiovascular hemodynamics and/or vascular wall integrity.

     According to an article authored by Nathaniel Winer, M.D. et.al. in Current Hypertension Reports (2001), measurement of vascular compliance has assumed increasing importance as a marker of early disease of the vascular wall, a predictor of future vascular disease, and a way to monitor the effects of vasoactive agents on arterial wall stiffness. Dr. Winer points out that reports are remarkably consistent in showing that angiotensin converting enzyme (ACE) inhibitors improve vascular compliance and that current studies of angiotensin II receptor antagonists (ARB) suggest that this class of drug may have similar beneficial effects. When coupled with data recently published in The New England Journal of Medicine (2000) examining the effects of one such ACE inhibitor (Ramipril®) within the context of The Heart Outcomes Prevention Evaluation (HOPE) Study (9,297 high risk patients), it was found that Ramipril® significantly reduced the rates of death, myocardial infarction, stroke, revascularization, cardiac arrest, heart failure, complications related to diabetes, and new cases of diabetes in a broad spectrum of high-risk patients. Similarly, in a recently published article in The Lancet entitled Cardiovascular morbidity and mortality in the Losartan Intervention For Endpoint reduction in hypertension study (LIFE) involving 9,193 patients, it was shown that Losartan®, an ARB, reduced blood pressure, reduced the rates of death, stroke and myocardial infarction, and lowered the rate of new-onset of diabetes. These studies and a study published in The Journal of Hypertension, authored by Lawrence M. Resnick, M.D.

et.al. on the differential effects of hypertension drug therapy, suggests that vascular compliance (arterial elasticity) improves following therapy with some antihypertensive drugs and that greater clinical benefit may result from the preferential use of drugs that improve vascular compliance.

     These considerations are important because a reduction in arterial compliance or elasticity has long been regarded as a potentially useful indicator of the presence of arterial disease. A loss of arterial elasticity may precede the onset of clinically apparent disease, and may identify individuals at risk before irreversible and pathologic changes occur (overt clinical disease signs are typically late manifestations of alterations in organ function). Thus, drugs that favorably impact or enhance arterial compliance or elasticity may play a significant clinical role in reducing patient morbidity and mortality.

Published Articles: Clinical Research Update

     Several scientific articles have been published in peer-reviewed medical journals during the last year which utilize either the CR-2000 Research System or the CVProfilor® DO-2020 System. Since July 2001, we have added 36 abstracts and articles to our bibliography of more than 156 references, all of which generally address the topic of the relationship of arterial elasticity to cardiovascular disease.

Cohn, J.N. “Arterial Compliance to Stratify Cardiovascular Risk: More Precision in Therapeutic Decision Making.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 8, Part 2), 258S-263S, August 2001.

Duprez, D.; DeBuyzere, M.; Van Den Noortgate, N.; Simoens, J.; Achten, E.; Clement, D.; Afschrift, M. and Cohn, J.N. “Relationship between Periventricular or Deep White Matter Lesions and Arterial Elasticity Indices in Very Old People.” AGE AND AGEING 30:325-330, August 2001.

Prisant, M. L.; Resnick, L.M.; Hollenberg, S.M. “Assessment of Sequential Same Arm Agreement of Blood Pressure Measurements by a CVProfilor® DO-2020 Versus a Baumanometer® Mercury Sphygmomanometer.” BLOOD PRESSURE MONITORING 6:149 152, No. 3, 2001.

Braeckman, L.; Kotseva, K.; Duprez, D.; De Becquer, D.; De Buyzere, M.; Van De Veire, N.; Vanhoorne, M. “Vascular Changes in Workers Exposed to Carbon Disulfide.” ANNALS ACADEMY OF MEDICINE 30:475-480, NO. 5, September 2001.

Beltran, A.; McVeigh, G.; Morgan, D.; Glasser, S.P.; Neutel, J.M.; Weber, M.; Finkelstein, S.M.; Cohn, J.N. “Arterial Compliance Abnormalities in Isolated Systolic Hypertension.” AMERICAN JOURNAL OF HYPERTENSION 14:1007 1011, No. 10, October 2001.

Stojiljkovic; Miles, P.; Zhang, D.; Lopes, H.F.; Lee, C.G.; Goodfriend, T.L.; Egan, B.M. “Hemodynamic Effects of Lipids in Humans.” AMERICAN JOURNAL OF PHYSIOLOGY REGULATORY, INTEGRATIVE AND COMPARATIVE PHYSIOLOGY 280:R1674-R1679, 2001.

Leibovitz, E.; Hazanov, N.; Zimlichman, R.; Shargorodsky, M.; Gavish, D. “Treatment with Atorvastatin Improves Small Artery Compliance in Patients with Severe Hypercholesterolemia.” AMERICAN JOURNAL OF HYPERTENSION 14:1096-1098, No. 11, Part 1, November 2001.

Romney, J.; Lewanczuk, R. “Vascular Compliance is Reduced in the Early Stages of Type 1 Diabetes.” DIABETES CARE 24:No. 12, December 2001.

McVeigh G. “Effects of Perindopril on Cardiovascular Remodeling.” THE AMERICAN JOURNAL OF CARDIOLOGY 88:28i-35i, 2001.

Winer, N.; Weber, M.A.; Sowers, J.R. “The Effect of Antihypertensive Drugs on Vascular Compliance.” CURRENT HYPERTENSION REPORTS 4:297-304, 2001.

Prisant, L.M.; Resnick, L.M.; Hollenberg, S.M. “Arterial Elasticity Among Normotensive Subjects and Treated and Untreated Hypertensive Subjects.” BLOOD PRESSURE MONITORING 6:233-237, 2001.

Glasser, S.P. “Hypertension Syndrome and Cardiovascular Events: High Blood Pressure is Only One Risk Factor.” POSTGRADUATE MEDICINE 110:29-36, No. 5, 2001.

Duprez, D.A.; DeBuyzere, M.L.; Debruyne, L.; Clement, D.L.; Cohn, J.N. “Small and Large Artery Elasticity Indices in Peripheral Arterial Occlusive Disease (PAOD).” VASCULAR MEDICINE 6:211-214, 2001.

Prisant, L.M.; Resnick, L.M.; Hollenberg, S.M.; Jupin, D. “Arterial Elasticity Among Normatensive Subjects and Treated and Untreated Hypertensive Subjects: Influence of Race.” ETHNICITY AND DISEASE 12:63-68, 2002.

Cohen, D.L.; Townsend, R.R. “Large and Small Artery Compliance Changes During Hemodialysis.” AMERICAN JOURNAL OF HYPERTENSION 15:236-239, 2002.

Pian-Smith, M.C.; Ecker, J.; Hsu, K.; Leffert, L. “Endothelial Dysfunction in Preeclampsia: A Pilot Study with Non-Invasive Blood Pressure Waveform Analysis.” ANESTHESIOLOGY 96:(Suppl. 1), 2002.

Winer, N.; Folker, A.; Murphy, J.A.; Hung, E.; Sowers, J.; Bakris, G.L. “ACE Inhibition Alone or in Combination with a Calcium Antagonist on Vascular Compliance in Participants with Hypertension and Type 2 Diabetes.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. OR66, 2002.

Kuriakose, A.; Sung, B.H.; Wilson, M.F. “Effect of Caffeine on Large and Small Artery Compliance.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P91, 2002.

Alavi, H.; Prisant, L.M.; Jupin, D. “Comparison of Arterial Elasticity Measured in Left and Right Arms Using the HDI/Pulsewave™ CR-2000 Research System.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P95, 2002.

Wu, G.R.; Ma, A.Q.; Yan, Y.; Xi, Y.T. “Arterial Compliance and its Influent Factors in Healthy Chinese People.” AMERICAN JOURNEL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P102, 2002.

Rafey, M.A.; Greenblatt, J.P.; Butkevich, A.; Brownstein, P.; Phillips, R.A. “The Effect of a Structured Cardiac Rehabilitation Program on Vascular Compliance in Subjects with Coronary Artery Disease.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P104, 2002.

Glasser, S.P.; Bratteli, C.W.; Cohn, J.N. “Effect of Dioxazosin on Arterial Elasticity: Functional Versus Structural Changes.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P105, 2002.

Levy, P.J.; Sigmon-Smith, K.; Wilkins, J.; Barnes, R.; Abdelhamed, A.I.; Smith, R.D.; Ferrario, C.M. “Markers of Large-Vessel Compliance in Hypertensives and Young Adults with Severe Aortic Atherosclerosis Evaluated by Non-Invasive Methods.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P111, 2002.

Abdelhamed, A.I.; Levy, P.; Sigmon-Smith, K.; Wilkins, J.; Smith, R.; Ferrario, C.M. “Value of Non-Invasive Hemodynamic Measurements in Hypertensive Subjects.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P166, 2002.

Abdelhamed, A.I.; Levy, P.; Sigmon-Smith, K.; Wilkins, J.; Smith, R.; Ferrario, C.M. “Comparison of Two Non-Invasive Methods for Office-Based Hemodynamic Measurements.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P168, 2002.

Egan, B.; Wofford, M.; Calhoun, D.; Nesbitt, S.; Cohn, J.; Julius, S. “Leptin is Associated with Insulin Resistance and Impaired Small Artery Distensibility in Subjects with High Normal Blood Pressure.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P523, 2002.

Cohn, J.N.; Hoke, L.G.; Sommers, P.A.; Whitwam, W.; Taylor, A.L.; Roessler, R. “A Strategy for Early Detection of Cardiovascular Disease with a Non-Invasive Testing Array.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 4, Part 2), Abstract No. P524, 2002.

Nelson, C.L.; Jenkins, A.J.; Karschimkus, C.S.; Rowley, K.G.; Packham, D.; Becker, G.J.; Best, J.D. “Reduced Small and Large Artery Elasticity in Pre-Dialysis lgA Nephropathy Subjects Without Clinical Vascular Disease.” JOURNAL OF THE AMERICAN COLLEGE OF CARDIOLOGY 39:(No. 9, Suppl. B), Abstract No. 2881, 2002.

Wilson, A.M.; Prior, D.L.; O’Neal, D.; Best, J.; Jenkins, A.J. “The Correlation Between Measured Arterial Elasticity and Endothelial Function.” JOURNAL OF THE AMERICAN COLLEGE OF CARDIOLOGY 39:(No. 9, Suppl. B), Abstract No. 3523, 2002.

Jenkins, A.J.; Wong, M.; Toh, L.; Wilson, A.; Rowley, K.; Prior, D.; Clemens, L.; Best, J. “Abnormal Vascular Health and Vascular Disease Risk Factors in Rheumatoid Arthritis.” JOURNAL OF THE AMERICAN COLLEGE of CARDIOLOGY 39:(No. 9, Suppl. B), Abstract No. 2848, 2002.

Weinberger, M.H.; Fineberg, N.S.; Fineberg, S.E. “Effects of Age, Race, Gender, Blood Pressure and Estrogen on Arterial Compliance.” AMERICAN JOURNAL OF HYPERTENSION 15:358-363, (No. 4, Part 1), 2002.

Gadegbeku, C.A.; Dhandayuthapani, A.; Sadler, Z.E.; Egan, B.M. “Raising Lipids Acutely Reduces Baroreflex Sensitivity.” AMERICAN JOURNAL OF HYPERTENSION 15:(No. 6), 479-485, 2002.

Morgan, D.R.; McVeigh, .E.; Ellen, P.; Trimble, M.; Hamilton, P.; Dixon, L.J.; Silke, B.; Hayes, J.R. “Early Vascular Abnormalities and De Novo Nitrate Tolerance in Diabetes Mellitus.” JOURNAL OF HYPERTENSION 20:(Suppl. 4), S55, 2002.

Lewanczuk, R.Z.; Romney, J. “Early Reductions in Vascular Compliance in Type 1 Diabetes.” JOURNAL OF HYPERTENSION 20:(Suppl. 4), S70, 2002.

Longo, D.; Toffanin, G; Fiorillo, G.; Bertolo, O.; Garbelotto, .; Palatini, P. “Both Capacitative and Oscillatory Compliances Are Reduced in Young Subjects with State 1 Hypertension.” JOURNAL OF HYPERTENSION 20:(Suppl. 4), S71, 2002.

Lewanczuk, R.Z. “Mechanisms of Acute Versus Chronic Antihypertensive Effects of Losartan.” JOURNAL OF HYPERTENSION 20:(Suppl. 4), S217, 2002.

     Of the 156 peer-reviewed published articles and abstracts which cover our technology, our methodology and/or the benefits of blood vessel elasticity assessment, 58 articles or abstracts utilized the CVProfilor® DO-2020 or the HDI/

PulseWave™ CR-2000 Research System in their data collection. We believe the inclusion of our Product in these publications provides credibility to our technology and the utility of our Product in screening for cardiovascular disease.

MARKETING, SALES AND DISTRIBUTION

     According to the Heath Care Finance Administration (“HCFA”), the U.S. spent more than $1.2 trillion on health care in 1999 and that figure is anticipated to rise to about $1.7 trillion by the year 2004. Cardiovascular disease alone is expected to account for some $329.2 billion in 2002, with $214.0 billion spent on heart disease, according to American Heart Association 2002 estimates. Although significant advances have been achieved for the prevention and treatment of heart attacks and strokes during the past two decades, these diseases remain among the leading causes of death in the U.S. and many other countries. Additional statistics which influence our marketing plan include:

•	According to the American Heart Association, cardiovascular disease has been the leading cause of death in the United States every year since 1900, accounting for more than one-half of all deaths (over one million) every year;

•	More than one million U.S. citizens suffer heart attacks annually, and it is the first sign of cardiovascular disease in 20% to 40% of these patients (Sources: 1997 Heart and Stroke Statistical Update, American Heart Association 1996; and Johns Hopkins Coronary Heart Disease monograph);

•	According to a 1998 estimate by the American Heart Association, about 50 million adults (approximately 25% of the adult U.S. population) are currently diagnosed with high blood pressure, with nearly 75% of those (or about 37.5 million) not properly treated for the condition;

•	According to The Johns Hopkins White Papers on Hypertension (1998), an additional 30 million U.S. adults are estimated to have “high-normal or borderline” hypertension;

•	Hypertension or high blood pressure is present in more than 50% of Americans age 60 or older (Source: Archives of Internal Medicine, Volume 157, Number 6, March 24, 1997);

•	According to the World Heart Federation (News Release, 5 June 2001), women are eight times as likely to die form heart disease and stroke as breast cancer and ovarian cancer combined;

•	Stroke accounts for about one in every 14.3 deaths in the United States (Sources: 2002 Heart and Stroke Statistical Update, American Heart Association);

•	According to a March 1997 survey by the Pharmaceutical Research and Manufacturers of America, research expenditures within the U.S. by all research-based pharmaceutical companies were estimated to be $30 billion for 2001;

•	Cardiovascular disease claims more lives in the U.S. than the next seven leading causes of death combined (Source: Web Site, Agingsociety.org);

•	Cardiovascular research and development was estimated to cost approximately $3.1 billion to $3.97 billion (or 16% to 21% of all U.S. research and development spending) for 1997 (Source: Parexel’s Pharmaceutical R&D Statistical Sourcebook, 1997);

•	During 1998, more than 180 million adults in the seven major global markets including the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, suffered from hypertension, and the market for anti-hypertensive therapy and medication is expected to reach about $22 billion by the year 2008 (Source: Decision Resources, Inc., Hypertension Report, 1999);

•	India has the largest number of people with hypertension, diabetes and coronary artery disease in the world (Source: DiabetesIndia.com);

•	Cardiovascular disease is the leading cause of death in Korea. Of the approximate 47 million people living in South Korea, 25 percent of the adult population (35-59 years old) suffer from hypertension and 5 percent suffer from diabetes (Source: Korea Institute for Health and Social Affairs, 1995);

•	Cardiovascular disease is the leading cause of death worldwide, accounting for about 14.3 million deaths in 1996 and nearly half of these deaths (6.2 million) occurred in Asia. Based on existing data, cardiovascular disease appears to have rapidly emerged as an epidemic and it has become the leading cause of death in most economically developing countries (Source: Tulane University Medical Center, New Orleans, LA, News Release, January 2000);

•	Deaths from cardiovascular disease made up 40 percent of the total deaths in China in recent years with only one-third of the people over 35 years of age in Beijing and Shanghai having normal blood pressure (Source: Website “English.Peopledaily.com” news article dated 18 October 2001);

•	Stroke and coronary heart disease are the leading causes of cardiovascular disease death and illness in Southeast Asia. The number of people in China with hypertension (high blood pressure) had increased from 30 million in 1960 to 94 million in 1990 (Source: News Release from Tulane University Medical Center dated 20 January 2000);

•	According to World Health Organization estimates, 17 million people around the globe die of cardiovascular disease each year. In 1998 there were 7.3 million deaths from heart attack and 5.1 million from stroke. Another 15 million each year survive minor strokes. 600 million people with high blood pressure are at risk of heart attack, stroke and cardiac failure; and

•	The British Heart Foundation reported in 2000 that cardiovascular disease is the leading cause of death in Europe, accounting for over 4 million deaths each year. Nearly half (49 percent) of all deaths are from cardiovascular disease (55 percent of deaths in women and 43 percent of deaths in men). About half of all deaths from cardiovascular disease are from chronic heart disease and nearly one-third are from stroke.

     Cardiovascular disease is a major cause of death in nearly every developed country throughout the world. Because of the magnitude and impact cardiovascular disease has on the worldwide population, we believe that our Product offers a significant opportunity for providing a more accurate, cost-effective and efficient means with which to screen, risk-stratify and manage patients who may have underlying vascular disease and/or who have been diagnosed with cardiovascular disease.

The Research Market

     The CR-2000 Research System is being marketed worldwide to pharmaceutical firms, research investigators at academic medical research centers, and government institutes conducting clinical research trials relating to cardiovascular disease and treatment. These organizations are in the business of gathering large amounts of cardiovascular data from human research subjects, non-invasively. The CR-2000 Research System has been certified to carry a medical device CE Mark for Europe and it is being marketed for use by physicians throughout the European Union.

     According to the Pharmaceutical Research and Manufacturers of America, it costs a research-based drug company, on average, $802 million and about 15 years to get one new drug from the laboratory to the pharmacist’s shelf. Further, only five in every 5,000 to 10,000 chemical compounds that enter pre- or non-clinical testing are ultimately subjected to human testing, and only one in five of those is ultimately approved for administration to patients. We believe that the CR-2000 Research System provides an innovative means for gathering additional data and information during such critical clinical research endeavors.

     The clinical research market is diverse, with global pharmaceutical companies, the U.S. federal and foreign governments and medical device manufacturers funding the vast majority of these research endeavors. According to annual surveys by the Pharmaceutical Research and Manufacturers of America, pharmaceutical companies spent an estimated $30 billion on all research and development within the United States in 2001. In most cases, the direct costs of physician services and the costs of additional medical care due to these clinical research trials are paid directly to the provider organizations by the pharmaceutical study sponsors.

     We have pursued the following three markets for the CR-2000 Research System:

     Pharmaceutical Companies. There are approximately 1,800 firms conducting clinical research trials in the United States alone. Nonetheless, according to Parexel’s Pharmaceutical R&D Statistical Sourcebook (1997), a relatively small number of pharmaceutical firms in the world accounted for the vast majority of all research and development spending. These pharmaceutical firms often seek new ways to gather additional data and information non-invasively from human subjects engaged in clinical research trials.

     Academic Centers. Hundreds of universities throughout the world conduct clinical research trials which are financially supported with grants from governmental agencies, disease management foundations and private sponsors including commercial entities and individual or family endowments. Universities with research centers conducting clinical trials in the areas of preventative cardiology, nephrology and epidemiology are a particular target market for our CR-2000 Research System. Many references in the peer-reviewed medical literature illustrate the growing body of medical knowledge supporting arterial elasticity measurements and the implications of such measurements for the treatment and clinical management of cardiovascular disease.

     The U.S. Government. The National Institutes of Health, the Veterans’ Affairs Medical Centers, the Agency for Health Care Policy and Research, and the Centers for Disease Control and Prevention often conduct large-scale research projects and clinical trials that represent a large market opportunity for the CR-2000 Research System.

     Our experience with the CR-2000 Research System within these market segments has grown substantially during fiscal year 2002. The CR-2000 Research System is now being utilized in 24 countries throughout the world and its users have contributed more than 50 abstracts and publications to our bibliography of over 156 scientific abstracts, articles and presentations that reference either our CR-2000 Research System technology or our pulse contour analysis methodology. These references not only reinforce the scientific and clinical merit of our arterial waveform analysis methodology, but they broaden the medical community’s understanding of, as well as the clinical application of, employing large and, especially, small artery elasticity indices as early and sensitive markers for the presence of vascular disease in patients.

     During fiscal years 2001 and 2002, five pharmaceutical firms and the National Institutes of Health/National Heart, Lung, and Blood Institute (“NIH/NHLBI”), the largest governmental clinical research agency, had deployed the CR-2000 Research System for use in multi-site clinical trials.

•	Alteon, Inc. used the CR-2000 Research System as part of its Advanced Glycosylation End products (A.G.E.) Crosslink Breaker’ ALT-711 new drug trial;

•	AstraZeneca, LP used the CR-2000 Research System to obtain additional data in its Trial Of Preventing Hypertension (“TROPHY”) study which was designed to investigate whether or not early treatment of subjects with high blood pressure can prevent or at least delay the onset of clinically detectable hypertension;

•	The National Institutes of Health/National Heart, Lung, and Blood Institute (“NIH/NHLBI”) used the CR-2000 Research System as one of the primary investigative clinical endpoints for its Multi-Ethnic Study of Atherosclerosis (“MESA”) research trial which is a ten-year, multi-site prospective clinical study involving approximately 6,000 subjects of varied ethnic background in an attempt to identify clinically useful procedures for predicting cardiovascular disease;

•	Parke-Davis used the CR-2000 Research System for a multi-site cardiovascular drug research trial as part of their ongoing clinical research investigations;

•	Pfizer, Inc. used the CR-2000 Research System for a large, multi-site (nationwide) cardiovascular drug research trial in order to obtain additional clinical research data and information regarding new pharmaceuticals agents which they have under development; and

•	Solvay Pharmaceuticals, Inc. chose the CR-2000 Research System for a multi-site cardiovascular drug research trial.

     The inclusion during our fiscal years 2001 and 2002 of the CR-2000 Research System in these important pharmaceutical research trials, and the more than 50 scientific publications which are a result of its use, provide high-profile credibility and have promoted a greater awareness for the value of our blood pressure waveform analysis technology in the global medical marketplace.

     Although we are probably several years away from obtaining hard clinical data that relates to long-term medical outcomes, the clinical findings from a significant retrospective research study were presented at the Fifteenth Scientific Meeting of the American Society of Hypertension (“ASH”) in New York during May 2000. Elizabeth Grey, M.D. and other clinical researchers at the University of Minnesota Medical School, Department of Cardiology (Minneapolis), measured the small artery elasticity index of more than 400 subjects. They determined, through a self-administered questionnaire, that during a one to seven year follow-up period, about 42% (or 168 subjects) experienced either a new or second cardiovascular event which could be statistically associated with the loss of their small artery elasticity measured previously. This clinical study is the most significant medical evidence, to date, that demonstrates a correlation between premature stiffening of small arteries (that is, reduced C2-small artery elasticity index) and the development of subsequent cardiovascular disease and morbid events. While the C1-large artery elasticity index has been shown to progressively decrease with age and to be reduced with late stage cardiovascular disease, it is not particularly predictive of future medical outcomes, as is the C2-small artery elasticity index.

     Also at the ASH meeting, Nathaniel Winer, M.D. and his colleagues at the University of Missouri School of Medicine (Kansas City) presented pioneering evidence that some healthy young women have reduced small artery elasticity indices compared to age-matched men, despite having lower blood pressure and more favorable cholesterol, insulin and homocysteine levels. This clinical research study offers a significant contribution to the medical importance and benefit of our technology as a key parameter for the early screening of women to detect cardiovascular disease.

     Additionally, clinical findings from a cardiovascular screening study were presented at the Seventeenth Annual Scientific Meeting of the American Society of Hypertension in New York during May 2002. Dr. Jay N. Cohn and other clinical researchers at the University of Minnesota Medical School, Department of Cardiology (Minneapolis) include arterial compliance measurements in a non-invasive testing array for early detection of cardiovascular disease. The testing array was used on over 300 individuals (60% male) between the ages of 21 and 79 years. In the first 300 patients screened, vascular and/or cardiac abnormalities (including large and small artery elasticity) were detected in over 60%, most of whom were unaware of and untreated for their disease. These data suggest a marked deficiency in detection of early disease and institution of effective therapy.

     Over the last 12 months, six important studies were published, which further emphasize the sensitivity of the C2-small artery elasticity index as an early marker for cardiovascular disease.

•	Dr. Eyal Leibovitz and others from the Department of Internal Medicine and the Institute of Physiologic Hygiene, Wolfson Medical Center (Holon, Israel) studied the effect of Atorvastatin (a statin drug commonly prescribed to lower cholesterol and reduce the prevalence of artherosclerotic events) on arterial compliance in patients with severe hypercholesterolemia. The data demonstrate that Atorvastatin improves the elasticity of small arteries and reduces systolic and diastolic blood pressure in patients with severe hypercholesterolemia.

•	Nathaniel Winer, M.D., Michael A. Weber, M.D. and James R. Sowers, M.D. from the Division of Endocrinology, Diabetes and Hypertension, SUNY Downstate Medical Center (New York) suggest that the measurement of vascular compliance has assumed increasing importance as a marker of early disease of the vascular wall, that it is a predictor of future vascular disease, and that it is clinically useful to monitor the effects of vasoactive agents on arterial wall stiffness. Their data shows the effects of the major classes of antihypertensive drugs on vascular compliance. They mention that these effects may differ depending on several factors including: the characteristics and the dose of the drug used, the route of administration, the degree of blood pressure reduction, the duration of treatment, and the age and health of the patient.

•	L. Michael Prisant, M.D., from the Department of Cardiology, Medical College of Georgia (Augusta, Georgia) and others studied arterial elasticity in normotensive and hypertensive individuals. They discovered that as the hypertension status worsened, large and small artery elasticity indices decreased, suggesting a potential for the diagnostic use of arterial elasticity determinations. They determined the CVProfilor® DO-2020 System to be safe and able to distinguish patients with varying degrees of hypertension based on the determination of large and small artery elasticity indices.

•	Dr. A.M. Wilson from St. Vincent’s Hospital (Melbourne, Australia) and colleagues studied the correlation between measured arterial elasticity and endothelial function using several techniques including ankle brachial index, pulse wave velocity, flow mediated dilation and intimal medial thickness. They discovered that small artery elasticity correlated with flow mediated dilation and large artery elasticity correlated with pulsewave velocity. They further state that abnormalities in arterial elasticity indicate vascular dysfunction and measures of these may be able to be used in assessing patients for the presence of vascular dysfunction enabling early diagnosis and targeted therapy.

•	Drs. Richard Lewanczuk and J. Romney from the Department of Medicine, University of Alberta (Edmonton, Alberta, Canada) studied changes in vascular compliance relating to the development of complications of hypertension in type 1 diabetic patients. These data demonstrate a reduction in both large and small artery compliance in apparently healthy, normotensive type 1 diabetics in the absence of overt complications. This study supports the contention that vascular changes begin at an early stage in type 1 diabetics and that such patients are therefore at higher cardiovascular risk from an earlier age as well.

•	D. Longo, M.D., and other clinical researchers from the Department of Clinical and Experimental Medicine, University of Padova (Italy) studied the relationship between arterial distensibility and hypertension in adult and elderly subjects. The data demonstrates that compliance of both large arteries and small arteries is decreased in the early stage of hypertension. Measures of arterial compliance appear to be more sensitive than pulse wave velocity in detecting abnormality.

     To the best of our knowledge and belief, the ability to evaluate the elasticity of the small and very small arteries or arterioles throughout the body is commercially unique to our CardioVascular Profiling Systems. We believe that no other company currently offers a medical device in the U.S. which has the capability to measure small artery elasticity or stiffness. Further, we believe that this is also true for clinical research instruments and apparatus both within the U.S. and internationally. Thus, we believe that this provides us with a distinct worldwide advantage in the broad-based assessment and screening of patients and research subjects for cardiovascular disease and changes in response to study variables.

The Practicing Physician Market

     The CVProfilor® DO-2020 CardioVascular Profiling System is designed for use by physicians, other health care professionals and trained medical personnel. Our current market focus is toward internists, primary care physicians, cardiologists and other health care providers who can use our product for the cardiovascular risk-stratification of their hypertensive and diabetic patients, and who are directly involved in screening patients for potential underlying vascular disease. Current American Medical Association estimates indicate that there are more than 650,000 licensed physicians actively working in the U.S., about 250,000 of which are included in our target market as potential users of the CVProfilor® DO-2020 System as follows:

•	Approximately 120,000 physicians specializing in internal medicine;

•	Approximately 80,000 general and family practice physicians (that is, primary care physicians);

•	Approximately 30,000 medical sub-specialty physicians; and

•	Approximately 20,000 cardiovascular disease specialists.

Marketing Strategy

     Our primary objective is to establish the CardioVascular Profiling Products as the standard for non-invasive testing of clinical research subjects, and as the preeminent medical device for use by physicians and other health care professionals to evaluate patients who may have cardiovascular disease and to monitor those who are being treated for their disease.

HDI/PulseWave™ CR-2000 Research System

     The CR-2000 Research System, originally launched during December of 1998, is currently being marketed worldwide through a small direct sales force in the U.S. and through an international network of exclusive distributors outside the U.S. We continue to identify and manage independent medical distribution firms for marketing our technology internationally. As of July 1, 2002, the established price in the U.S. for the CR-2000 Research System is $22,250; however, higher than expected manufacturing, marketing or distribution costs and/or competitive pressures could result in our need to raise or lower this current price.

     Having met the ISO-9002, EN-46002 and ISO-13488 quality system standards in November 1999, we were able to become registered and thereby obtain the CE Mark for the CR-2000 Research System. This achievement then allowed us to begin marketing within the European Union during the third quarter of fiscal year 2000 to distributors who undertake minimum purchase commitments from us in exchange for geographic exclusivity.

     The CR-2000 Research System has a medical device CE Mark (CE0123) which allows it to be marketed throughout the European Union for both clinical research and patient use; however, it is being marketed “for research purposes only” within the U.S. (that is, not for screening, diagnosing or monitoring the treatment of patients). To date, we have executed distribution agreements covering the following countries: China, Taiwan, Italy, the United Kingdom, Germany, Austria, Belgium, Turkey, Norway, Pakistan, Greece, Korea and India. On January 8, 2001, we announced that our exclusive Japanese Distributor, Higa Medical Systems, had received approval from the Ministry of Health and Welfare (“MHW”) in Japan to import and market the CR-2000 Research System to physicians throughout Japan. Due to the acquisition of the medical division of our Japanese distributor, we are currently in the process of identifying a new Japanese distributor.

     On March 2, 2001, we announced that ten HDI/PulseWave™ CR-2000 Research Systems had been sold to our exclusive Chinese distributor, Shenzhen Zhongshen Medical Apparatus and Instruments Company, Ltd., based in Shenzhen, The Peoples Republic of China. These ten Systems were utilized in a large clinical trial entitled, “Multi-Site Study of a Healthy Chinese Population to Establish Reference Ranges for Hemodynamic Parameters Obtained Non-Invasively Using the HDI CardioVascular Profiling System.” This trial was conducted under the medical direction of Professor Weizhong Zhang, M.D., of the Shanghai Institute of Hypertension in Shanghai, China. Ten clinical sites throughout China were recruited to collect arterial elasticity data from normal healthy male and female subjects between the ages of 15 and 80 years of age as part of a protocol designed to obtain information in support of marketing the CardioVascular Profiling System in China.

     We are also using various other methods to market the CR-2000 Research System worldwide including our website (www.hdii.com), attendance at major worldwide medical conventions, targeted direct mail campaigns and educational symposiums which allow scientific investigators to present clinical research data derived from their use of the CR-2000 Research System.

     During the 2002 fiscal year, we attended two key international medical conventions: the European Association for the Study of Diabetes (“EASD”) Meeting, September 9-13, 2001 in Glasgow, Scotland; and the combined meeting held June 23-27, 2002 of the 19th Scientific Meeting of the International Society of Hypertension (“ISH”) and the 12th European Meeting on Hypertension (“ESH”) in Prague, Czech Republic.

     Five abstracts were presented at the combined ISH/ESH Meeting, in Prague on June 23-27, 2002:

•	Clinical investigators from the Department of Clinical and Experimental Medicine at the University of Padova in Italy presented an abstract entitled, “Both Capacitive and Oscillatory Compliances are Reduced in Young Subjects with Stage I Hypertension,” in which they noted that arterial compliance or elasticity of both large and small arteries is decreased in the early stage of hypertension. They further stated that measures of arterial compliance derived from HDI’s methodology (that is, “pulse contour analysis”) appear to be more sensitive than pulse wave velocity (that is, the “augmentation index”) in detecting this abnormality.

•	Clinical researchers from the Department of Therapeutics and Pharmacology at Queen’s University of Belfast, Northern Ireland, presented an abstract entitled, “Early Vascular Abnormalities and De Novo Nitrate Tolerance in Diabetes Mellitus.” They commented in this abstract that HDI’s arterial waveform analysis methodology proved to be more sensitive in detecting early vascular abnormalities and tracking the hemodynamic effects of glyceryl trinitrate (a vasodilator) on patients with diabetes, before peripheral resistance becomes evident. They further stated that the diminished responsiveness of the arterial vasculature to organic nitrates may have therapeutic implications for the treatment of cardiovascular disease in diabetes mellitus.

•	Dr. Richard Z. Lewanczuk from the Department of Medicine at the University of Alberta in Edmonton, Canada, presented two abstracts. Collaborating with Dr. J. Romney, the findings presented in his first abstract entitled, “Early Reduction in Vascular Compliance in Type 1 Diabetes,” demonstrate a reduction in both large and small artery compliance or elasticity in apparently healthy, normotensive type 1 diabetics in the absence of overt clinical complications. Further, he stated that his research supports the contention that vascular changes begin at an early stage in type 1 diabetics and that such patients are therefore at higher cardiovascular risk from an earlier age as well.

•	Dr. Lewanczuk’s second abstract entitled, “Mechanisms of Acute Versus Chronic Antihypertensive Effects of Losartan®,” utilized the HDI/PulseWave™ CR-2000 Research System to assess cardiovascular variables post Losartan® dosing. He reported that Losartan® acutely lowers blood pressure as a result of a reduction in peripheral vascular resistance, but its antihypertensive effect chronically is due mainly to an enhancement of large artery compliance or elasticity.

•	Dr. Stephen P. Glasser (University of Minnesota Minneapolis) and his clinical colleagues utilized the HDI/PulseWave™ CR-2000 Research System in their study which was reported in an abstract entitled, “Effect of Doxazosin (DOX) on Arterial Elasticity: Functional Versus Structural Changes.” These researchers showed that DOX had a functional effect on large artery compliance, but a more lasting structural impact on small artery compliance.

CVProfilor® DO-2020 System

     On November 1, 2000, we obtained a 510(k) clearance from the FDA to market the CVProfilor® DO-2020 System in the U.S. for use by physicians and other health care providers to non-invasively screen patients for the presence of vascular disease. On March 16, 2001, we announced that a controlled launch of our FDA cleared CVProfilor® DO-2020 System was underway with the objective of validating pricing, marketing and reimbursement expectations within our U.S. target market of internal medicine, family practice and cardiology physicians prior to implementing a nationwide launch in July of 2001. During that controlled launch, we also introduced the CVProfilor® DO-2020 System to physicians at several key physician meetings: the American College of Cardiology (“ACC”) Meeting, held March 18-21, 2001 in Orlando, Florida; the Joint Annual Meeting of the American College of Physicians-American Society of Internal Medicine (“ACP-ASIM”), held March 29 to April 1, 2001 in Atlanta, Georgia; the American Society of Hypertension (“ASH”) Meeting, held May 15-19, 2001 in San Francisco, California; and the American Diabetes Association (“ADA”) Meeting, held June 22-24, 2001 in Philadelphia, Pennsylvania. During the course of our exhibition at these meetings, we conducted about 1,000 CVProfile™ tests on physicians who expressed an interest in our medical device. These medical conferences also provided us with eight presentations featuring our HDI/PulseWave™ CR-2000 Research System and two presentations featuring our CVProfilor® DO-2020 System, further supporting the importance of arterial elasticity measurement as a significant variable in cardiovascular disease evaluation, therapy and management.

     Capitalizing on the knowledge we gained during our fiscal year 2001 launch of the CVProfilor® DO-2020 System, we continued to introduce the CVProfilor® DO-2020 System to physicians at both regional and national meetings, including the Sierra Heart Institute meeting in Olympic Valley, California, held on September 28-29, 2001; the American Academy of Family Physicians (AAFP) held in Atlanta Georgia on October 4-7, 2001; the American College of Physicians, American Society of Internal Medicine (ACP-ASIM) meeting in Seattle Washington on October 19-20, 2001; the Southern Medical Association (SMA) meeting held in Nashville Tennessee on November 8-10, 2001; the Vascular Biology Conference held in Nashville Tennessee on November 8-10, 2001; the American Heart Association (AHA) meeting held in Anaheim, California on November 11-14, 2001; the Florida Lipids Association (FLA) meeting held in Ponte Vedra Beach, Florida on November 15-18, 2001 and the Pri-Med South meeting held in Fort Lauderdale, Florida on February 21-22, 2002. At the American College of Cardiology (ACC) meeting held in Atlanta, Georgia on March 17-19, 2002 and at the Designs for Health meeting held in San Diego, California on April 5-6, 2002, we provided CVProfile™ tests to physicians in the booth of Novartis Pharmaceuticals Corporation.

     During 2002, we attended the American College of Physicians, American Society of Internal Medicine (ACP-ASIM) meeting in Philadelphia, Pennsylvania held on April 11-13, 2002; the Designs for Health meeting held in Nashville, Tennessee on May 3-4, 2002; the Controversies in Cardiovascular Nutrition held at Stanford University Medical Center on May 4, 2002; the American Society of Hypertension (ASH) meeting held May 15-17, 2002 in New York, New York; the American Diabetes Association (ADA) meeting held in San Francisco, California on June 15-17, 2002; the Pri-Med Midwest meeting held in Rosemount, Illinois on June 20-22, 2002; and the combined meeting of the International Society of Hypertension and the European Society of Hypertension (ISH/ESH) meeting held in Prague, Czech Republic on June 23-27, 2002.

     In order to accelerate the rate of new technology acceptance in the medical marketplace, we are marketing the CVProfilor® DO-2020 System to physicians in the United States on a “per-patient-tested” rental basis. Utilizing a telephone modem incorporated within the CVProfilor® DO-2020 System Instrument, we can receive telephonic transmissions from physician use of the Product to our Central Data Management Facility (“CDMF”). The CDMF is able to track Product utilization and to invoice physician customers based on the number of CVProfile™ Reports they perform in their medical offices and clinics each month. The per-test fee is recognized as revenue when we determine that collectibility is probable, which currently is upon cash receipt. We also charge a minimum monthly fee that equates to a minimum number of uses on each CVProfilor® DO-2020 System assigned to physicians and other health care providers. Once the minimum monthly utilization is achieved, a “per-patient-tested” charge applies to all additional uses within each month. We believe that a “per-patient-tested” marketing strategy has a number of significant advantages over the more traditional product “sales” strategies. A “per-patient-tested” rental program allows the physician to:

•	Immediately utilize our arterial elasticity assessment technology without a sizeable upfront capital outlay;

•	Obtain positive cash flow and/or a positive margin with their very first use of the CVProfilor® DO-2020 System;

•	Generate additional clinic revenues with little or no additional costs; and

•	Have access to state-of-the-art cardiovascular screening technology without the risk of product obsolescence, product maintenance or repair, or product down-time.

     We anticipate that this marketing approach will allow us to accelerate the rate of physician acceptance of the Product and to eventually generate the majority of our revenue based on more extensive CVProfilor® DO-2020 System utilization.

     During fiscal year 2002, the U.S. introduction of the CVProfilor® DO-2020 System has been focused on marketing and education efforts involving U.S. physicians who risk-stratify patients with cardiovascular disease and who evaluate individuals at risk for developing vascular disease. In an effort to encourage rapid acceptance of the CVProfilor® DO-2020 System, we are offering the System to physicians on a “per-patient-tested” billing basis. Invoices for physician use of the CVProfilor® DO-2020 System are generated based on the number of CVProfile™ Reports that are transmitted to our CDMF each month. During phase three of our launch which will occur during our 2004 fiscal year, we intend to increase our market penetration established in phase two and to expand our Product’s clinical application into additional specialty markets.

     We are currently using a core direct sales force to call on key cardiovascular opinion leaders and to establish distribution arrangements with independent and/or contract sales representatives and medical companies with complementary distribution networks. We plan to expand both our internal and our independent and/or contract sales representative sales network consistent with our capital availability and revenue growth. Long term, we intend to directly promote the CVProfilor® DO-2020 System to people at risk for developing cardiovascular disease through public relations materials, advertising and our Internet website (www.hdii.com).

     Also during fiscal year 2002, we began our direct-to-consumer offering of the CVProfilor® DO-2020 System during June of fiscal 2002 when HealthCheck Screening of Lake Oswego, Oregon, began including the CVProfilor® in their non-profit outreach community screening program. HealthCheck Screening partners with the local American Stroke Association and the American Heart Association to conduct these health screening programs. HealthCheck is the leading consumer-direct mobile health screening company in the Pacific Northwest offering three vascular tests, osteoporosis testing as well as cholesterol, glucose and liver function blood tests which are all CLIA (Clinical Laboratory Improvement Amendments) approved. Through education and affordable non-invasive screenings, HealthCheck’s goal is to increase awareness about cardiovascular disease and the steps that an individual can take to determine their risk levels, without a referral from a physician. HealthCheck’s screening tests are offered at a variety of venues including churches, community centers, senior centers and athletic clubs as well as through corporate-sponsored screenings. This direct-to-consumer marketing of the CVProfilor® DO-2020 System provides the “worried well” with access to cardiovascular disease screening in a community setting consistent with current American Heart Association guidelines recommending that every person in the United States be regularly evaluated for the risk of cardiovascular disease starting at the age of 20 years. (Source: Thomas A. Pearson, M.D., PH.D., et al., AHA Guidelines for Primary Prevention of Cardiovascular Disease and Stroke: 2002 Update-Consensus Panel Guide to Comprehensive Risk Reduction for Adult Patients Without Coronary or Other Atherosclerotic Vascular Diseases. Circulation 106(3):338-391, 16 July 2002). Patients who are screened in these community settings are typically asked to share the results of their CVProfile™ with their physician and are given information that explains both the significance of arterial elasticity values and the methodology employed by the CVProfilor® DO-2020 System, providing us with additional patient-driven education of physicians regarding the value of elasticity assessment.

CVProfilor® MD-3000 System

     Following introduction of the CVProfilor® MD-3000 System at the combined meeting of the International Society of Hypertension and European Society of Hypertension in Prague, Czech Republic in June 2002, we began utilizing our network of independent international distributors to market it to cardiovascular specialists, cardiologists and primary care physicians for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease within key international markets.

     Our primary focus will be on the use of our distribution network covering the European Union and Asia. The MD-3000 System is being sold to distributors who re-sell and service it in their territory. Our distributors have the right to set the selling price of the MD-3000 System within their assigned territory.

     Distributor appointments are generally based on the distributor’s ability to manage the financial aspects of currency fluctuations, their demonstration of ethical conduct consistent with U.S. business practices, their ability to market to and support key differences in physician practice patterns, their ability to assist us in obtaining sufficient MD-3000 System reimbursement as necessary and appropriate in their assigned territory, and their ability to satisfy government regulations pertaining to use of medical devices that exist within their territory. We prefer firms that distribute complementary cardiovascular or general medical products and that have the ability to designate specialist support for marketing the MD-3000 System.

Engineering

     From May 1996 to April 2001, we relied upon Solutions Engineering, Inc. (“SEI”), an external contract engineering firm based in the suburbs of St. Paul, Minnesota, for the design, prototyping and technical support of the CR-2000 Research System and the CVProfilor® DO-2020 System. For more than a decade, SEI provided product design and development services to several U.S. and international clients in the medical device and high-tech industrial marketplaces. Further, SEI developed product development processes, procedures and software systems which they used to organize, document and track their client’s product design, development and production projects.

     During April 2001, we hired two former employees of SEI who had been instrumental in the design, development and ongoing technical support of our Products. Incidental to the hiring of those SEI employees, we also acquired certain assets of SEI including engineering tools (that is, software programs, electronic instruments and mechanical equipment), special engineering methodology, a unique quality system and basic business assets including office and engineering furniture and supplies. As a result, we now have a design and development engineering team working in support of our Products. Having a Vice President — Engineering and a Director of Software Engineering as employees offer a substantially greater amount and much more responsive degree of hardware and software support for our current Products. In addition, their hiring provides us a core engineering function to provide essential technical assistance and a continuity of engineering support for future product redesign projects as well as the design and development capability for undertaking new technologies and products.

Production

     The design, development and integration of all of the components necessary to fabricate and manufacture our Product was undertaken on our behalf by a contract design engineering firm as mentioned herein above. We have been producing CR-2000 Research Systems within our manufacturing facility since November 1998 and DO-2020 Physician Systems since March 2001. According to testing performed at TÜV Product Service, Inc., the CR-2000 Research System has been found to be in full compliance with all electromagnetic immunity and emissions requirements, and with the requirements for displaying the CE Mark. The CVProfilor® DO-2020 System was also evaluated by Underwriters Laboratories, Inc., and is UL listed with a license to display the UL label.

     On November 30, 1999, we announced that our Quality Assurance System was registered to ISO-9002, EN-46002 and ISO-13488 by TÜV Product Service, Inc. Both our CR-2000 Research CardioVascular Profiling System and our MD-3000 System display the “CE0123” mark, indicating that they are certified for sale throughout the European Union and that the products comply with applicable electrical and mechanical safety standards.

     Currently, we manufacture all versions of the CardioVascular Profiling System within our facility located in Eagan, Minnesota. We receive and inspect all incoming component parts, inventory those components parts, undertake fabrication and assembly as required, and carefully and comprehensively test all complete System Instruments and Accessories. We then securely package and label Systems, and ship them throughout the U.S. and the world using facilities and equipment available in-house. All of these procedures are conducted in full compliance with the FDA’s Quality System Regulations (“QSR”). Further, the manufacturing facility is operated using a complete quality system approach which meets international standards and has been certified as being in compliance with ISO-9002, EN-46002 and ISO-13488 standards. Despite having a relatively small production staff, we believe that we can accommodate current requirements and should be able meet anticipated future needs to manufacture, test, package and ship all versions of the Product within our in-house facility.

Competition

     Competition in the medical device industry is intense and many of our competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we do. We compete directly with manufacturers of standard blood pressure cuff devices (called sphygmomanometers) which can be used to determine an ankle-brachial index, as well as many well-established companies manufacturing more elaborate and complex medical instruments. In addition, we are aware of other companies that are developing products which provide either a measurement of total or large artery compliance or elasticity (but not C2-small artery elasticity index) or a clinical surrogate for it.

     To the best of our knowledge and belief, there are no products which measure both C1-large and C2-small artery elasticity indices and which have also obtained either a CE Mark or FDA clearance to market in the U.S. Further, we are not aware of any other products being marketed which appear capable of providing both C1 and C2 elasticity indices as does our Product.

     We are aware of nine firms that are developing products that attempt to measure vascular elasticity and which may be viewed to a greater or lesser degree as competitive alternatives to our Products. These firms include: International Medical Device Partners (“IMDP”) located in Las Vegas, Nevada; Pulse Metric, Inc. (“PMI”) based in San Diego, California; AtCor Medical Pty Ltd. (formerly PWV Medical, Ltd.) based in Sydney, Australia; Specaway Pty. Ltd. (St. Pauls, New South Wales, Sydney, Australia); Novacor (Paris, France); ARTECH Medical (formerly Colson/Dupont Medical), Pantin, France; Pie Medical, The Netherlands; Vasocor, Inc., Charleston, North Carolina; and Colin Medical Instruments Corp., Tokyo, Japan.

     Five of these companies have been cleared by the FDA. The CardioVision™ device requires the purchase of a separate personal computer (and the use of special software) which needs to be connected to the device in order to have a working system. Further, this device only provides an elasticity measurement of the single large artery directly under an upper-arm blood pressure cuff unlike our Products which provide systemic elasticity indices of both large and very small arteries throughout the entire body. Another company, PMI, has a monitor which has only been cleared by the FDA for determining standard blood pressure measurements. However, the device can output blood pressure data to a computer which can then forward the data to PMI’s facilities in San Diego where it is analyzed to determine certain parameters including total or large artery compliance or elasticity. It has been determined that PMI has not been cleared by the FDA to generate these parameters since the FDA does not regulate such centralized computer operations.

     AtCor’s Medical Pty Ltd.’s device is intended to provide derived ascending aortic blood pressure waveforms, from which an augmentation index is derived, and a range of central arterial indices in those patients where information related to the ascending aortic pressure is desired, but in the opinion of the physician, the risks of an invasive intra-arterial pressure recording procedure are too great.

     Vasocor, Inc.’s device measures blood pressure values and heart pulse rates based on segmental measurement as well as provides an indication of arterial compliance. Vasocor Inc.’s device received FDA clearance on January 23, 2002.

     Colin Medical Instruments Corp. received FDA clearance for a monitor that is designed to assist in the detection of peripheral vascular diseases. In addition to measuring blood pressure, heart rate, pulse wave and heart sounds, the device is capable of calculating ankle-brachial index and pulse wave velocity. This device is used on adult patients only.

Government Regulation

     Medical devices such as our CVProfilor® DO-2020 System are subject to strict regulation by state and federal authorities, including the Food and Drug Administration (“FDA”) and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (the “FDCA”) and the regulations promulgated thereunder, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

     Before a new medical device may be introduced into the U.S. market, the manufacturer must obtain prior authorization from the FDA. This authorization is based on a review by the FDA of the medical device’s safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the U.S. either pursuant to a 510(k) Pre-Market Notification (“510k”) submission or a Premarket Approval (“PMA”) application. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to regulatory acceptance.

     On November 1, 2000, we were granted authorization to market our CVProfilor® DO-2020 System pursuant to a 510(k) submission. FDA clearances and approvals often include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly controls and prohibits the promotion of cleared or approved medical devices for non-approved or “off-label” uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

     Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and medical devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax certain requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state, federal and foreign laws and regulations depend heavily on administrative interpretations, and we cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect us.

     In addition to the regulations directly pertaining to us and our Products, many of our health care provider customers and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

     We can give no assurance that we will be able to obtain additional necessary regulatory clearances or approvals in the U.S., or internationally, on a timely basis, if ever. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

Reimbursement

     We anticipate that most revenue affiliated with physician use of the CVProfilor® DO-2020 System will ultimately be derived from insurance coverage and third party payers. The payer marketplace includes commercial insurers, Blue Cross/Blue Shield plans and Health Maintenance Organizations (“HMOs”), Medicare and other federally funded programs, and “self-pay” plans. Each payer establishes its own coverage and payment policies resulting in a range of payments and coverage decisions. Physician reimbursement is an important aspect in the CVProfilor® DO-2020

System’s success. Without adequate levels of reimbursement, physicians may be reluctant to even try the CVProfilor® DO-2020 System. There is no assurance that adequate third party reimbursement for the CVProfilor® DO-2020 System will be sustainable at present, or in the future.

     The Health Care Financing Administration (“HCFA”), a division of the U.S. Department of Health and Human Services (“HHS”), has established three levels of coding for health care products and services as follows:

•	Level I, Current Procedural Terminology (“CPT”) codes for physicians’ services;

•	Level II, National Codes for supplies and certain services; and

•	Level III, local codes.

     The coding system applicable to the CVProfilor® DO-2020 System is Level I. Insurers require physicians to report their services using the CPT coding system.

     Having achieved FDA 510(k) clearance to market the CVProfilor® DO-2020 System, we are able to interact with the American Medical Association (“AMA”) to determine whether the CVProfilor® DO-2020 System fits within any existing CPT codes or whether it requires a new code application or code revision. In the event the AMA determines that none of the existing CPT codes are appropriate for the CVProfilor® DO-2020 System, we believe that it may take two or more years to obtain a CVProfilor® DO-2020 System technology-specific CPT code. During this time, physicians may be required to use a “miscellaneous” code for patient billing purposes, although the level of reimbursement they receive, if any, will depend on each individual payer’s assessment of the procedure. Our inability to obtain third party reimbursement and/or direct patient payment for the CVProfilor® DO-2020 System would have a material adverse effect on our business.

     Most physicians using the CVProfilor® DO-2020 System are obtaining reimbursement under existing CPT codes. The level of physician reimbursement varies considerably by provider, by patient and by clinic.

Patents and Proprietary Technology

     Our success depends, in part, on our ability to maintain patent protection for our Product and processes, to preserve our trade secrets and to operate without infringing the property rights of others. We are the exclusive assignee of eight issued U.S patents, and we have obtained an exclusive license to utilize the intellectual property described within four other U.S. patents from the Regents of the University of Minnesota. Additionally, there are three issued patents (one each by Europe, Hong Kong and Japan) which also describe technology involving our Product and which offer us some further protection. These fifteen patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. The license from the University of Minnesota expires with the term of their patents (currently expected to be during 2016). One or more patent applications relating to these United States issued patents are currently pending in Germany, France and the United Kingdom. We also have several patent applications that are being drafted or that may have been submitted regarding other aspects and components of our Product. We can give no assurance that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us.

     Besides seeking additional patents, we intend to rely to the fullest extent possible on trade secrets, proprietary “know-how” and our ongoing endeavors involving product improvement and enhancement. We can give no assurance that nondisclosure agreements and invention assignment agreements which we have or will execute will protect our proprietary information and know-how or will provide adequate remedies in the event of unauthorized use or disclosure of that information, or that others will not be able to independently develop that information.

University of Minnesota Research and License Agreement

     On September 23, 1988, we entered into a Research and License Agreement (the “License Agreement”) with the University of Minnesota (the “University”) pursuant to which the University granted to us an exclusive, worldwide license under the patents that relate to our Product for diagnostic, therapeutic, monitoring and related uses. The License Agreement is subject to any rights retained by the U.S. government, pursuant to U.S. law and regulations, in the patents and licensed technologies in connection with any U.S. government funding of the University’s research of the license technology. The License Agreement expires with the last to expire of the patents related to the licensed technology (currently expected to be during 2016). We also have the right to grant sub-licenses under the University’s patents.

     In consideration of the License Agreement, we conducted expanded clinical trials of arterial compliance technology and are continuing to use our best efforts to develop commercial medical devices. We must pay a royalty on revenue from commercialization of our Product (or future products, which incorporate the licensed arterial compliance technology), in the amount of three percent (3%) of gross revenue (less certain reductions, such as damaged and returned goods).

Employees and Consultants

     As of September 30, 2002, we employ 16 full-time employees which includes 3 employees in sales positions who are not based at our corporate headquarters in Eagan, Minnesota. We anticipate hiring additional employees as appropriate during the next 12 to 18 months primarily in the area of sales. We believe that our employee relations are good.

     In addition to vendors under contract to us for specific product-related tasks and the fabrication of Product components in accordance with our technical specifications, we have ongoing consultant relationships with several experts including the following:

•	several experts in regulatory affairs and FDA matters;

•	Jay N. Cohn, M.D., as our Chief Medical Consultant;

•	Stanley M. Finkelstein, Ph.D., as our Chief Technical Consultant;

•	consulting firms for marketing communications;

•	consulting firms for third party reimbursement; and

•	several consulting experts regarding sales and marketing activities.

We may retain additional consultants as necessary to accommodate our need for experts in selected areas of product-related endeavors and other business matters.

RECENT TRANSACTIONS AND ISSUANCES OF SECURITIES

Subscription Agreement

     Hypertension Diagnostics, Inc. (the “Company”) entered into a Subscription Agreement dated as of March 27, 2002 (the “Subscription Agreement”) for the issuance of 8% Convertible Notes in the aggregate principal amount of $2,000,000 (the “Notes”) and warrants to purchase an aggregate of 250,000 shares of our Common Stock (the “Investors Warrants”). We issued the Notes and Warrants to the holders listed below (the “Investors”):

-	Alpha Capital Aktiengesellschaft

-	Stonestreet Limited Partnership

-	Palisades Equity Fund, L.P.

-	Ellis Enterprises Ltd.

-	Bristol Investment Fund, Ltd.

     We are registering the shares underlying the Notes and Investor Warrants pursuant to provisions of the Subscription Agreement. The Subscription Agreement requires that we register all of the shares of Common Stock underlying the Investors Warrants and twice the number of shares of Common Stock as would be issuable upon conversion of the Notes as of the closing date which is March 27, 2002 and requires that we have registered at all times at least 125% of the number of shares of our Common Stock necessary to allow full conversion of all Notes.

  Notes

     The Notes are due on March 27, 2006 and bear interest at an annual rate of 8%. Interest payments are payable in cash and due September 30, 2002 and semi-annually thereafter. The Notes are not secured. If we choose to repay the Notes before maturity, the Notes must be repaid at a premium of: 120% of the outstanding principal amount until 180 days after March 27, 2002; 128% between 181 and 270 days after March 27, 2002 and 135% from and after 271 days after March 27, 2002. As a precondition to repayment before maturity, there must be no event of default and the shares of Common Stock issuable upon conversion of the Notes must be included for unrestricted resale in a registration statement effective as of the repayment date. Consent of the Investors is required for repayment of the Notes before the maturity.

     The Notes are convertible into shares of our Common Stock; the number of shares of our Common Stock is determined by dividing the principal amount of the Note by the conversion price then in effect. As of March 27, 2002, the conversion price of the Notes was $2.5072. Therefore, as of March 27, 2002, the Notes could be converted into approximately 797,704 shares of our Common Stock. However, the conversion price is subject to downward adjustment if the closing bid price of our Common Stock is less than the then-applicable conversion price for any 20 consecutive trading days. The new conversion base price is 80% of the average of the closing bid prices of our Common Stock for the last 5 consecutive trading days of any 20 consecutive trading day period. For the purposes of this Prospectus and pursuant to the Subscription Agreement, we have estimated that we could issue up to 5,830,000 shares of our Common Stock upon conversion of the Notes. The 5,830,000 shares of Common Stock being registered hereby upon conversion of the Notes represents at least twice the number of shares of Common Stock issuable upon conversion of the Notes as of March 27, 2002. The number of shares of Common Stock which we will actually issue upon conversion of the Notes may be different.

     Each Investor is prohibited from converting the Note to the extent that the sum of (i) the number of shares of Common Stock beneficially owned by the Investor and its affiliates on a conversion date, and (ii) the number of shares of Common Stock issuable upon the conversion of the Note, would result in beneficial ownership by the Investor and its affiliates of more than 4.99% of the outstanding shares of our Common Stock on such conversion date. However, an Investor may eliminate this conversion limitation upon 75 days prior written notice to us.

     Moreover, pursuant to the Subscription Agreement, we shall not be obligated to issue any Common Stock above 19.9% of our outstanding Common Stock as of March 27, 2002 unless and until we receive approval from our shareholders regarding the Subscription Agreement transaction. On October 25, 2002, our shareholders approved the issuances pursuant to the Subscription Agreement by their approval of Proposal 1: The issuance of Common Stock equal to 20% or more of the outstanding Common Stock of the Company upon (a) conversion of $2,000,000 aggregate principal amount of 8% Convertible Notes due March 7, 2005 and (b) exercise of certain Common Stock Purchase Warrants.

     Events of default under the Notes include: (i) failure to file a registration statement, failure of the registration statement to be declared effective within the required time periods or failure to maintain registration of the requisite number of shares of our Common Stock; (ii) failure to pay Principal or Interest for a period of ten (10) days after the due date; (iii) uncured breach by us of any material covenant or other term or condition of the Note; (iv) breach of any material representation or warranty in the Note, Subscription Agreement or in any agreement, statement or certificate given in writing; (v) an assignment by us for the benefit of creditors, or application for or consent to the appointment of a receiver or trustee; (vi) any unpaid money judgment in excess of $100,000 shall be entered or filed against us or any of our property; (vii) we institute or are the subject of bankruptcy, insolvency, reorganization or liquidation proceedings; (viii) default by us, after applicable notice and cure periods, under any one or more obligations in an aggregate monetary amount in excess of $100,000; (ix) entry of a stop trade order or trading suspension for longer than five trading days; (x) failure to timely deliver Common Stock upon conversion of the Note or if required, a replacement Note; or (xi) delisting of the Common Stock from The Nasdaq SmallCap Market, failure to comply with the requirements for continued listing on The Nasdaq SmallCap Market for a period of seven consecutive trading days, or notification by The Nasdaq SmallCap Market of non-compliance with conditions for continued listing.

     The occurrence of certain of the foregoing events of default shall, at the option of the Investor, make immediately due and payable, the greater of: (a) 130% of the principal then outstanding and interest then remaining unpaid on the Note or (b) delivery of an amount in cash equal to the market value of the shares which were to be issued, whichever is greater.

  Investors Warrants

     Also on March 27, 2002, we issued to each of the Investors a five-year Investors Warrant for the purchase of our Common Stock. The Investors Warrant is exercisable in whole or in part. The Investors Warrants are exercisable at 115% of the closing bid price of our Common Stock as of March 27, 2002 which was $3.3925. The number of shares issuable upon exercise of the Investors Warrants is subject to adjustment in the event of reorganization, dissolution, transfer of assets, distribution of dividends, reclassifications of Common Stock, or a split or combination of our Common Stock. The Investors Warrants may be transferred, but only in compliance with applicable securities laws.

     Each Investor is prohibited from exercising the Investors Warrant to the extent that the sum of (i) the number of shares of Common Stock beneficially owned by the Investor and its affiliates on a conversion date, and (ii) the number of shares of Common Stock issuable upon exercise of the Investors Warrant, would result in beneficial ownership by the Investor and its affiliates of more than 4.99% of the outstanding shares of our Common Stock on such exercise date. However, an Investor may eliminate this exercise limitation upon 75 days prior written notice to us.

     If we fail to register the shares of Common Stock underlying the Notes or Investor Warrants, in the event we are unable to timely issue registered Common Stock upon exercise of the Investor Warrants, then upon written demand made by the holder of the Investors Warrants, we are obligated to pay to the holder, in lieu of delivering Common Stock, a sum equal to the closing price of our Common Stock less the exercise price for each share of Common Stock designated in such notice from the holder.

  Hyperion Warrant

     We also issued a warrant (the “Hyperion Warrant”) to purchase 100,000 shares of our Common Stock to Hyperion Holdings, LLC (“Hyperion”). The Hyperion Warrant is exercisable at 110% of the closing bid price of our Common Stock as of March 27, 2002, which was $3.245. The Hyperion Warrant is a three-year warrant and may be exercised in whole or in part. The number of shares issuable upon exercise of the Hyperion Warrant is subject to adjustment in the event of reorganization, dissolution, transfer of assets, distribution of dividends, reclassifications of Common Stock, or a split or combination of our Common Stock. The Hyperion Warrant may be transferred, but only in compliance with applicable securities laws.

     The Hyperion Warrant contains registration rights which require us to register the shares of Common Stock underlying the Hyperion Warrant if, at any time after the date of issuance and prior to the expiration of the Hyperion Warrant, we file any registration statement (with certain exceptions) permitting a public offering of our Common Stock. We are registering the shares of our Common Stock underlying the Hyperion Warrant pursuant to those contractual registration rights.

Engagement Letter

     In connection with our initial engagement of Hyperion Partners Corp. as our financial advisor and consultant pursuant to an engagement letter dated November 8, 2001 (the “Engagement Letter”), we also issued an aggregate of 10,000 shares of our Common Stock and warrants to purchase an aggregate of 10,000 shares of our Common Stock (the “Engagement Warrants”) to Paul T. Mannion (“Mannion”), Andrew S. Reckles (“Reckles”), Vincent S. Sbarra (“Sbarra”) and Hyperion. Mannion, Reckles and Sbarra are members and employees of Hyperion. Hyperion Partners Corp. is the parent company of Hyperion.

USE OF PROCEEDS

     The shares of Common Stock offered with this Prospectus will be offered solely by the Selling Holders, who will receive all of the proceeds from the sale of the Common Stock. We will not receive any of the proceeds from the sale of the Common Stock. However, 360,000 shares of Common Stock offered with this Prospectus are issuable by us upon exercise of warrants. The following chart shows the allocation of the warrants among the Selling Holders, as well as the exercise price of the warrants.

	Number of Shares of
	Common Stock Issuable
	Upon Exercise	Per Share
Selling Holder	of Warrants	Exercise Price

Alpha Capital Aktiengesellschaft	87,500	$3.3925
Stonestreet Limited Partnership	68,750	3.3925
Palisades Equity Fund, L.P.	31,250	3.3925
Ellis Enterprises Ltd.	18,750	3.3925
Bristol Investment Fund, Ltd.	43,750	3.3925
Hyperion Holdings, LLC	100,000	3.245
Hyperion Holdings, LLC	2,500	4.56
Paul T. Mannion	2,825	4.56
Andrew S. Reckles	2,825	4.56
Vincent S. Sbarra	1,850	4.56

TOTAL	360,000

     If the warrants are exercised in full in cash, we will receive approximately $1,218,222 in cash proceeds. We intend to use such amount for working capital purposes. We can give no assurance, however, that any Selling Holder will exercise any of the warrants.

SELLING HOLDERS

     This Prospectus covers the sale of an aggregate of 6,200,000 shares of our Common Stock consisting of:

-	5,830,000 shares issuable upon conversion of the Notes

-	250,000 shares issuable upon exercise of the Investors Warrants

-	100,000 shares issuable upon exercise of the Hyperion Warrant

-	10,000 shares issued in connection with the Engagement Letter

-	10,000 shares issuable upon exercise of the Engagement Warrants

     The 5,830,000 shares of Common Stock being registered hereby upon conversion of the Notes represents at least twice the number of shares of Common Stock issuable upon conversion of the Notes as of March 27, 2002 and is at least 125% of the number of shares of Common Stock issuable upon full conversion of the Notes as of November 13, 2002. The number of shares of Common Stock which we will actually issue upon conversion of the Notes may be different.

     The issuances of securities to each Selling Holder and certain information regarding beneficial ownership of each Selling Holder is described below.

Investors

     Hypertension Diagnostics, Inc. (the “Company”) entered into a Subscription Agreement dated as of March 27, 2002 (the “Subscription Agreement”) for the issuance of 8% Convertible Notes in the aggregate principal amount of $2,000,000 (the “Notes”) and warrants to purchase 250,000 shares of our Common Stock (the “Investors Warrants”). The following table shows each of persons to whom we issued the Notes and Warrants (the “Investors”), the principal amount of the Note held by each, the number of shares actually issuable upon full conversion of the Notes as of March 27, 2002 and the number of shares of our Common Stock acquirable by exercise of the Warrants:

		Actual Number of Shares
		Issuable Upon Conversion of
	Principal Amount	Note as of	Number of Shares Acquirable
Investor	of Note	March 27, 2002	By Exercise of Investors Warrants

Alpha Capital Aktiengesellschaft	$700,000	279,196	87,500
Stonestreet Limited Partnership	550,000	219,369	68,750
Palisades Equity Fund, L.P.	250,000	99,713	31,250
Ellis Enterprises Ltd.	150,000	59,828	18,750
Bristol Investment Fund, Ltd.	350,000	139,598	43,750

TOTAL	$2,000,000	797,704	250,000

     The 5,830,000 shares of our Common Stock being registered hereby upon conversion of the Notes represents at least twice the number of shares of our Common Stock issuable upon conversion of the Notes as of March 27, 2002 and is at least 125% of the number of shares of our Common Stock issuable upon full conversion of the Notes as of November 13, 2002. The number of shares of our Common Stock which we will actually issue upon conversion of the Notes may be different.

     The following table shows the allocation among the Investors of the 5,830,000 shares of Common Stock being offered by this Prospectus and estimated to be issuable upon conversion of the Notes:

Number of Prospectus Shares
Investor	Allocated to Investor

Alpha Capital Aktiengesellschaft	2,040,500
Stonestreet Limited Partnership	1,603,250
Palisades Equity Fund, L.P.	728,750
Ellis Enterprises Ltd.	437,250
Bristol Investment Fund, Ltd.	1,020,250

TOTAL	5,830,000

Hyperion, Mannion, Reckles, Sbarra

     In connection with the Subscription Agreement, we also issued a warrant (the “Hyperion Warrant”) to purchase 100,000 shares of our Common Stock to Hyperion Holdings, LLC (“Hyperion”).

     In connection with our initial engagement of Hyperion Partners Corp. pursuant to an engagement letter dated November 8, 2001 (the “Engagement Letter”), we also issued an aggregate of 10,000 shares of our Common Stock and warrants (“Engagement Warrants”) to purchase an aggregate of 10,000 shares of our Common Stock to Paul T. Mannion (“Mannion”), Andrew S. Reckles (“Reckles”), Vincent S. Sbarra (“Sbarra”) and Hyperion. The Engagement Warrants and shares of Common Stock issued in connection with the Engagement Letter are allocated among Mannion, Reckles, Sbarra and Hyperion as follows:

	Number of Shares Issued	Number of Shares Acquirable
	in connection with	By Exercise of Engagement
Name	Engagement Letter	Warrants

Mannion	2,825	2,825
Reckles	2,825	2,825
Sbarra	1,850	1,850
Hyperion	2,500	2,500

TOTAL	10,000	10,000

Beneficial Ownership of Selling Holders

     Pursuant to the Subscription Agreement and Engagement Letter, we have agreed with the Selling Holders to register the 6,200,000 shares of our Common Stock offered by this Prospectus. Our registration of the securities does not necessarily mean that the Selling Holders will sell all or any of the securities. The following table sets forth certain information with respect to the beneficial ownership of our Common Stock by the Selling Holders as of November 13, 2002:

	Number of Shares of		Number of Shares of Common
	Common Stock	Number of Shares of	Stock Beneficially Owned
	Beneficially Owned	Common Stock	After the Offering(1)(3)(4)
	Prior to the	Offered
Selling Holder	Offering(1)	(2)(3)(4)(5)	Number	Percent

Alpha Capital Aktiengesellschaft	0	2,128,000	0	*
Stonestreet Limited Partnership	0	1,672,000	0	*
Palisades Equity Fund, L.P.	0	760,000	0	*
Ellis Enterprises Ltd.	0	456,000	0	*
Bristol Investment Fund, Ltd.	0	1,064,000	0	*
Hyperion Holdings, LLC	5,000	105,000	0	*
Paul T. Mannion	5,650	5,650	0	*
Andrew S. Reckles	5,650	5,650	0	*
Vincent S. Sbarra	3,700	3,700	0	*

TOTAL	20,000	6,200,000	0

*	Less than 1%.

(1)	Determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.

(2)	Represents the maximum number of shares that may be sold by each Selling Holder pursuant to this Prospectus.

(3)	Assumes the sale of all shares of our Common Stock offered by this Prospectus.

(4)	Assumes exercise of Investors Warrants, Engagement Warrants and conversion of the Notes.

(5)	Based upon the allocation to each Investor of the 5,830,000 shares of Common Stock offered by this Prospectus and issuable upon conversion of the Notes.

     The following table shows, as of November 13, 2002, the principal amount remaining on each of the Notes issued to the Investors and the number of shares of our Common Stock which have been issued to each Investor upon conversion of the principal of the Notes and, in some cases, accrued interest:

		Shares of Common Stock
		Issued to Investor
		upon Conversion of
		Principal and Accrued
	Principal Amount of Note Remaining	Interest of Note
Name	as of November 13, 2002	as of November 13, 2002

Alpha Capital Aktiengesellschaft	$455,000.00	410,635
Stonestreet Limited Partnership	344,000.00	307,267
Palisades Equity Fund, L.P.	70,038.95	207,768
Ellis Enterprises, Ltd.	101,503.50	88,368
Bristol Investment Fund, Ltd.	151,700.00	206,149

     Information concerning the Selling Holders may change from time to time and any changed information will be set forth in supplements to this Prospectus to the extent required. In addition, the conversion price, and therefore the number of shares of our Common Stock issuable upon conversion of the Notes, is subject to downward adjustment. Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase. The Selling Holders may from time to time offer and sell any or all of the securities under this Prospectus. Because the Selling Holders are not obligated to sell the shares of Common Stock issuable upon exercise of the Investors Warrants or Engagement Warrants or conversion of the Notes, we cannot estimate the number of shares of our Common Stock that the Selling Holders will hold upon consummation of any such sales.

PLAN OF DISTRIBUTION

     We have not engaged an underwriter in connection with this offering and we will receive no proceeds from the sale of any of the securities. The shares of Common Stock are being offered by the Selling Holders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. We have agreed to pay all expenses incurred in connection with the registration of the shares of Common Stock offered by the Selling Holders except that the Selling Holders are exclusively liable to pay all commissions, discounts and other payments to broker-dealers incurred in connection with their sale of the shares of Common Stock.

     The Subscription Agreement contains certain restrictions upon the ability of the Investors to convert or exercise, as the case may be, the Notes and Investors Warrants. On October 25, 2002, our shareholders approved a proposal allowing the Investors to convert the Note and receive an aggregate number of shares of our Common Stock issuable upon conversion in excess of 19.9% of our Common Stock outstanding as of March 27, 2002 (that is, 1,178,246 shares), thereby removing one of the restrictions contained in the Subscription Agreement. However, the Investors may not convert the Note or exercise the Investors Warrant if conversion or exercise would result in aggregate beneficial ownership by the Investor and its affiliates of more than 4.99% of the outstanding shares of our Common Stock unless the Investors provide 75 days prior written notice to us of intention to exercise or convert.

     The shares of Common Stock acquired by the Selling Holders may be sold or distributed from time to time by the Selling Holders, or by pledgees, donees or transferees of, or other successors in interest to the Selling Holders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire the securities as principals, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed.

     The securities may be sold by one or more of the following:

-	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

-	purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this Prospectus;

-	transactions involving cross or block trades or otherwise on The Nasdaq SmallCap Market;

-	“at the market” to or through market makers or into an existing market for the shares;

-	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

-	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

-	any combination of the foregoing.

     In connection with sales of the shares of Common Stock or otherwise, the Selling Holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of shares of Common Stock, short and deliver shares of Common Stock to close out such short positions, or loan or pledge shares of Common Stock to broker-dealers that may in turn sell such securities. The Selling Holders may pledge or grant a security interest in some or all of the shares of Common Stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this Prospectus. The Selling Holders may also transfer and donate Notes and shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be “Selling Holders” for the purposes of this Prospectus.

     As of the date of this Prospectus, we do not know of any arrangement the Selling Holders may have made with any broker for the sale of the securities. Underwriters, brokers or dealers may participate in sale transactions as agents and may receive brokerage commissions in that capacity from the Selling Holders or purchasers of the securities (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). These underwriters, brokers or dealers may also purchase securities and resell them for their own account as described above. The Selling Holders and the underwriters, brokers or dealers may be considered underwriters as that term is defined by the Securities Act of 1933. However, the Selling Holders disclaim any status as underwriters. Any commissions, discounts or profits received by underwriters, brokers or dealers in the foregoing transactions described above may be considered underwriting discounts and commissions under the Securities Act of 1933.

     Under the Hyperion Warrant, we are obligated to keep the registration statement of which this Prospectus is a part effective for at least six (6) months following the effective date thereof. Under the Subscription Agreement, we are obligated to keep the registration statement of which this Prospectus is a part effective until the later of:

-	Twelve (12) months after maturity date of the Notes;

-	until one (1) year after all the Common Stock underlying the Notes and Investors Warrants are eligible for resale pursuant to Rule 144(k) of the Securities Act of 1933; or

-	until such registration statement has been effective for a period of not less than 270 days.

     We may suspend the use of this Prospectus if we learn of any event that causes this Prospectus to include an untrue statement of a material fact required to be stated in the Prospectus or necessary to make the statements in the Prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a Prospectus supplement or post-effective amendment, if required, will be distributed to each Selling Holder.

LEGAL OPINIONS

     Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota will give its opinion about the validity of the issuance of the Common Stock offered under this Prospectus.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-KSB for the year ended June 30, 2002, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INDEMNIFICATION

     Our articles of incorporation, as amended, provide for the indemnification of our officers, directors, employees and agents, in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

     Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, the exculpation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

6,200,000 SHARES OF
COMMON STOCK, $.01 PAR VALUE

HYPERTENSION DIAGNOSTICS, INC.

PROSPECTUS

November      , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Accounting fees and expenses	$2,000
Legal fees and expenses	6,000
Blue Sky expenses	2,000
Printing expenses	1,000
Transfer agent fees and expenses	1,000
Miscellaneous	1,000

Total	$13,000

All of the foregoing expenses have been estimated pursuant to instruction to Item 511 of Regulation S-B.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 302A.521 of the Minnesota Statutes requires, among other things, the indemnification of persons made or threatened to be made a party to a proceeding by reason of acts or omissions performed in their official capacity as an officer, director, employee or agent of the corporation against judgments, penalties and fines (including attorneys’ fees) if such person is not otherwise indemnified, acted in good faith, received no improper benefit, reasonably believed that such conduct was in the best interests of the corporation, and, in the case of criminal proceedings, had no reason to believe the conduct was unlawful. In addition, Section 302A.521, subd. 3, of the Minnesota Statutes requires payment by the corporation, upon written request, of reasonable expenses in advance of final disposition in certain instances if a decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

     Our articles of incorporation, as amended, provide for the indemnification of our officers, directors, employees or agents, in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

ITEM 16. EXHIBITS

3.1	Articles of Incorporation (incorporated by reference to exhibit of the same number to the Company’s Registration Statement on Form SB-2 (File No. 333-53025) as filed with the Commission on May 19, 1998)
3.2	Bylaws (incorporated by reference to exhibit of the same number to the Company’s Registration Statement on Form SB-2 (File No. 333-53025) as filed with the Commission on May 19, 1998)
3.3	Articles of Amendment to Articles of Incorporation, dated June 2, 1998 (incorporated by reference to exhibit of the same number to the Company’s Registration Statement on Form SB-2 (File No. 333-53025) as filed with the Commission on May 19, 1998)
4.1	Form of Common Stock Certificate (incorporated by reference to exhibit of the same number to the Company’s Registration Statement on Form SB-2 (File No. 333-53025) as filed with the Commission on May 19, 1998)
5.1	Opinion of Lindquist & Vennum P.L.L.P.
10.1	Subscription Agreement dated as of March 27, 2002, by and between the Company and Subscribers thereto (incorporated by reference to exhibit of the same number to the Company’s current Report on Form 8-K dated March 27, 2002)
10.2	Form of 8% Convertible Note in connection with Subscription Agreement (incorporated by reference to exhibit of the same number to the Company’s current Report on Form 8-K dated March 27, 2002)
10.3	Form of Warrant in connection with Subscription Agreement (incorporated by reference to exhibit of the same number to the Company’s current Report on Form 8-K dated March 27, 2002)

10.4	Form of Warrant issued to Hyperion Holdings, LLC (incorporated by reference to exhibit of same number to the Company’s Registration Statement on Form S-3 (File No. 333-86658))
10.5	Form of Warrant issued in connection with Engagement Letter (incorporated by reference to exhibit of same number to the Company’s Registration Statement on Form S-3 (File No. 333-86658))
10.6	Letter Agreement dated October 15, 2002 by and between the Company and each of Alpha Capital Aktiengesellschaft, Stonestreet Limited Partnership, Palisades Equity Fund, L.P., Ellis Enterprises Ltd. and Bristol Investment Fund, Ltd. (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated October 15, 2002)
23.1	Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on the signature page to this registration statement)

ITEM 17. UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant, a small business issuer, pursuant to the provisions summarized in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d)  That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (e)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eagan, State of Minnesota, on November 15, 2002.

HYPERTENSION DIAGNOSTICS, INC.

By:	/s/ Greg H. Guettler
Greg H. Guettler, President
(Principal executive officer)

POWER OF ATTORNEY

     We, the undersigned officers and/or directors of Hypertension Diagnostics, Inc., a Minnesota corporation, do hereby make, constitute and appoint James S. Murphy and Greg H. Guettler, or either of them, as our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits and other supporting documents thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting upon the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or incidental to the performance and execution of the powers herein expressly granted. This power of attorney shall remain in effect until revoked in writing by the undersigned.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the 15th day of November, 2002, by the following persons in the capacities indicated.

Signature	Title

/s/ Kenneth W. Brimmer Kenneth W. Brimmer	Chairman of the Board of Directors

/s/ Greg H. Guettler Greg H. Guettler	President and Director (Principal executive officer)

/s/ Charles F. Chesney Charles F. Chesney	Executive Vice President, Chief Technology Officer, Secretary and Director

/s/ James S. Murphy James S. Murphy	Senior Vice President, Finance and Administration, and Chief Financial Officer (Principal financial officer)

/s/ Jay N. Cohn Jay N. Cohn	Director

II-4